Exhibit 2.1

Share Purchase and Transfer Agreement

- Project Blue -

14 January 2015

between

DELTA LLOYD N.V.

and

Blitz 14-164 GmbH

and

ATHENE HOLDING LTD. (Bermuda)

Preamble		3

1.	Definitions	5

2.	Sale of Shares and Vendor Loan Agreements	5

3.	Corporate Consent	6

4.	Closing	6

5.	Purchase Price, Payments	8

6.	No Leakage	9

7.	Closing Conditions	11

8.	Withdrawal	13

9.	Vendor’s Covenants	16

10.	Vendor’s Representations	22

11.	Remedies for Vendor’s Breaches	52

12.	General Exclusions and Limitations of Vendor’s Liability	55

13.	Purchaser’s and Guarantor’s representations; Purchaser’s Indemnification	60

14.	Tax lndemnification	62

15.	Intra-Group Relations	68

16.	Non-Compete, Non-Solicitation	75

17.	Guarantor for the Purchaser	76

18.	Confidentiality	77

19.	Notices and Communication	77

20.	Costs and Expenses	79

21.	Miscellaneous	79

2/88

Share Purchase and Transfer Agreement

between

(1)	DELTA LLOYD N.V., a naamloze vennootschap incorporated under the laws of the Kingdom of the Netherlands, registered in the trade register of the Karner van Koophandel of Amsterdam under no. 33121461, with registered business address at Amstelplein 6, 1096 BC Amsterdam (the “Vendor”);

and

(2)	Blitz 14-164 GmbH (intended name change: Athene Germany GmbH), having its registered seat in Munich, registered in the commercial register of the local court of Munich under no. HRB 214744, with registered business address at Theresienhöhe 30, c/o Blitzstart Holding AG, 80339 München, Germany (the “Purchaser”);

and

(3)	Athene Holding Ltd. (Bermuda), having its registered seat in Bermuda, docket # 42353 with the Registrar of Companies in the Islands of Bermuda, with business address at Chesney House, 1st Floor, 96 Pitts Bay Road, Pembroke, HM08 Bermuda, a Bermuda exempted company limited by shares, incorporated under the laws of Bermuda (the “Guarantor”).

Preamble

(A)	The Vendor is the sole shareholder of Delta Lloyd Deutschland AG, Abraham-Lincoln-Park 1, 65189 Wiesbaden, a stock corporation (Aktiengesellschaft), incorporated under the laws of the Federal Republic of Germany, registered in the commercial register of the local court (Amtsgericht) of Wiesbaden under no. HRB 12644 (the “Company”). The Company has a nominal capital (Grundkapital) of EUR 80,000,000.00 (in words: Euro eighty million) divided into 80,000,000 (in words: eighty million) registered non-par-value shares (auf den Namen lautende Stückaktien). The Vendor holds all 80,000,000 shares in the Company (the “Shares”). Prior to Closing Date (as defined below), the Shares will be embodied (verbrieft) in a global share certificate (Globalurkunde) (“Share Certificate”).

(B)	The Company is the holding company of the German insurance business of Delta-Lloyd-Group and holds shares in the following companies (together “Subsidiaries” and together with the Company, the “Target Group” or the “Target Companies” and each a “Target Company”):

3/88

(1)	all issued registered non-par value shares (auf den Namen lautende Stückaktien) in Delta Lloyd Lebensversicherung AG (“DLL”), registered in the commercial register of the local court (Amtsgericht) of Wiesbaden under HRB 2145;

(2)	all issued registered non-par value shares (auf den Namen lautende Stückaktien) in Hamburger Lebensversicherung AG (“HLV”), registered in the commercial register of the local court of Wiesbaden under HRB 11561;

(3)	all issued registered par-value shares (auf den Namen lautende Nennbetragsaktien) in Delta Lloyd Pensionskasse AG (“DLP”), registered in the commercial register of the local court (Amtsgericht) of Wiesbaden under HRB 20747;

(4)	all shares in Delta Lloyd Anlagemanagement GmbH (“DLA”), registered in the commercial register of the local court (Amtsgericht) of Wiesbaden under HRB 10157;

(5)	117 shares in Delta Lloyd Real Estate Management Company S.à r.l., a sociéte à responsabilité limitée, governed by the laws of the Grand Duchy of Luxembourg, having a share capital of EUR 125,000.- and registered with the Luxembourg Register of Commerce and Companies under number B 112210 S (“DLREF Management”), being understood that the Company has sold and transferred prior to the date hereof to (i) the Vendor 7 shares and (ii) to DLA 1 share (in each case at a purchase price equal to the nominal value of the shares). The Company, the Vendor and DLA intend to enter into the shareholders’ agreement as annexed in Schedule B (5) latest at Closing.

(C)	The life-insurance business of the Company and its subsidiaries is currently run as a “run-off’ business, meaning that since mid 2010 (i) except for a limited number of new policies distributed on joint account (Konsortialgeschäft), no new life-insurance business has been actively generated, (ii) contracts with distribution partners have been terminated and (iii) the number of employees has been reduced.

(D)	The Vendor has granted a subordinated shareholder loan (nachrangiges Gesellschafterdarlehen) to the Company at the terms and conditions set forth in the respective loan agreement between the Vendor and the Company and at an interest rate of 10% p.a. that is outstanding in the aggregate amount of EUR 7,000,000.00 plus accrued interests (the “Vendor Loan Agreement I”). The Vendor has under a current account (Verrechnungskonto) granted a loan to the Company at the terms and conditions agreed between the Vendor and the Company at an interest rate of 4% p.a. that is outstanding in the aggregate amount of EUR 36,369,432 (as of October 31, 2014) plus accrued interest since October 31, 2014 and subject to further increases or decreases of the nominal amount due to amounts charged by the Company or by the Vendor, as the case may be, (the “Vendor Loan Agreement II”, together with the Vendor Loan Agreement I, the “Vendor Loan Agreements”).

4/88

(E)	The Purchaser is a shelf company acquired by an Affiliate of the Guarantor prior to signing of this Agreement. The total share capital and voting rights of the Purchaser are indirectly fully held by the Guarantor.

(F)	The Guarantor is the ultimate controlling indirect shareholder of the Purchaser and shall guarantee the performance of the obligations of the Purchaser as set forth in Clause 17 of this Agreement.

(G)	The Vendor intends to sell and transfer the Shares in the Company and the Vendor Loan Agreements to the Purchaser according to the terms and conditions set forth in this Agreement. The Purchaser intends to purchase and acquire the Shares and the Vendor Loan Agreements in the Company for the consideration and subject to the terms and conditions set forth in this Agreement.

(H)	Therefore, the Vendor, the Purchaser (together the “Parties”, each a “Party”) and the Guarantor agree as follows:

1.	Definitions

Defined terms have the meaning as ascribed or referenced to them in Schedule 1.

2.	Sale of Shares and Vendor Loan Agreements

2.1	Shares

2.1.1	Subject to the terms and conditions set forth in this share sale and purchase agreement including all Schedules hereto (the “Agreement”), the Vendor hereby sells (verkauft) the Shares to the Purchaser.

2.1.2	Ancillary Rights

The sale and transfer of the Shares shall include all rights and obligations attached to the Shares, including the rights to any profits of the Company for the past and the current business year and the rights to any undistributed or unallocated profits of the Company attributed to any previous business year.

2.2	Purchaser’s Acceptance

The Purchaser hereby accepts the sale provided for in Clause 2.1 (Shares).

2.3	Vendor Loan Agreements

Subject to the terms and conditions set forth in this Agreement, the Vendor hereby sells (verkauft) the Vendor Loan Agreements to the Purchaser with all rights and obligations of the Vendor under the Vendor Loan Agreements with economic effect as of the Closing Date. The Purchaser hereby accepts the sale.

5/88

3.	Corporate Consent

3.1	Consent of the Company

According to section 3 para. (2) of the articles of association (Satzung) of the Company the transfer of the Shares is subject to the consent of the Company represented by the management board (Vorstand) based on a corresponding resolution of the supervisory board (Aufsichtsrat). A copy of the resolution of the supervisory board (Aufsichtsrat) with its consent and a copy of the consent of the Company (represented by the management board (Vorstand)) are attached hereto as Schedule 3.1.

3.2	Consent by the Company regarding the assignment of Vendor Loan Agreements

The Company represented by its management board (Vorstand) has granted its prior consent to the sale and assignment of the Vendor Loan Agreements. A copy of the resolution of the management board (Vorstand) is attached hereto as Schedule 3.2.

4.	Closing

4.1	Closing, Closing Date

4.1.1	Closing (the “Closing”) will take place at the offices of Gleiss Lutz, Taunusanlage 11, 60329 Frankfurt am Main, Germany, at 10 a.m. CE[S]T on the first Business Day of the month that follows the month in which the Closing Conditions referred to in Clauses 7.1 and 7.2 (the “Closing Conditions”) have either been fulfilled or duly waived, provided, however, that the Closing Conditions have either been fulfilled or duly waived prior to or on the fifth Business Day before the end of such month, or otherwise on the first Business Day of the month following the month in which the Closing Conditions have been timely met or at such other place and/or time as the Vendor and the Purchaser mutually agree in writing (the date on which the Closing occurs the “Closing Date”). Should the Closing Date be June 1, 2015 or September 1, 2015, the Purchaser can request the Vendor to consent the delay of Closing by one month to July 1, 2015 or October 1, 2015 respectively, such consent not to be unreasonably withheld.

6/88

4.1.2	At Closing,

a)	the Purchaser shall pay the Purchase Price (as defined in Clause 5.1) to the Vendor’s Bank Account (as defined in Clause 5.2);

b)	the Vendor shall transfer title to the Shares to the Purchaser in accordance with section 68 German Stock Corporation Act (Aktiengesetz – “AktG”), Art. 11 et seq. Bills of Exchange Act (Wechselgesetz – “WG”) by endorsement (Indossament) and assignment (Übereignung) of the ownership (Eigentum) regarding the Share Certificate with respect to the Shares according to section 929 German Civil Code (Bürgerliches Gesetzbuch – “BGB”);

c)	the Vendor shall transfer and assign the Vendor Loan Agreements to the Purchaser with all rights and obligations of the Vendor under the Vendor Loan Agreements with effect as of the Closing Date to the Purchaser in accordance with transfer agreements substantially in the form as set out in Schedule 4.1.2c);

d)	the Vendor will hand over the resignation letters as provided for in Clause 15.5.2 a) to the respective management boards; and

e)	the Vendor will produce evidence that the covenant under Clause 9.7 is fulfilled.

All actions taken under this Clause 4.1.2 (the “Closing Actions”) shall be taken simultaneously and reciprocally (Zug-um-Zug).

4.2	Waiver of Closing Actions

4.2.1	The Vendor is entitled to waive the Closing Action set forth in Clause 4.1.2 a) in whole or in part at any time prior to the occurrence of Closing by written notice to the Purchaser.

4.2.2	The Purchaser and the Vendor are entitled to jointly waive the Closing Action set forth in Clause 4.1.2 b) in whole or in part at any time prior to the occurrence of Closing by signing a joint written confirmation.

4.2.3	The waiver will have the effect of eliminating the requirement that the relevant Closing Action must be performed at Closing and will not limit or prejudice any rights or claims any Party may have due to the non-performance of any Closing Action.

4.3	Closing Memorandum

4.3.1	After all Closing Actions have been performed or waived, the Vendor and the Purchaser will confirm in a written document to be jointly executed (at least in duplicate) substantially in the form of the draft attached as Schedule 4.3.1 (the “Closing Memorandum”), that all Closing Actions have been performed or waived and that Closing is completed.

7/88

4.3.2	The executed Closing Memorandum will serve as evidence that Closing is completed. The execution of the Closing Memorandum will not limit or prejudice the rights of the Parties arising under or in connection with this Agreement or under applicable law. As a matter of precaution, the Vendor and the Purchaser shall waive, to the extent legally permissible, the satisfaction of the Closing Conditions in such Closing Memorandum.

5.	Purchase Price, Payments

5.1	Purchase Price

At Closing, the Purchaser will pay to the Vendor

EUR 66,450,000.00

(in words: Euro sixty six million four hundred and fifty thousand) (the “Purchase Price”)

thereof:

a)	the nominal value of the aggregate outstanding amount plus accrued outstanding interest as of Closing Date under the Vendor Loan Agreement I,

b)	the nominal value of the aggregate outstanding amount as of the Closing Date under the Vendor Loan Agreement II for all claims under the Vendor Loan Agreement II

and

c)	the remainder for the Shares.

5.2	Payments

5.2.1	Any payments to be made under or in connection with this Agreement shall be made in Euro and by wire transfer in immediately available funds and free of any bank and other charges.

8/88

5.2.2	The Purchase Price shall be paid to the following bank account of the Vendor (the “Vendor’s Bank Account”):

Account Holder:	Delta Lloyd N.V.
Bank:	Kas Bank NV, Amsterdam
Swift:	KASANL2A
IBAN:	NL40KASA0223746886

5.2.3	Should the Purchaser fail to fully pay the Purchase Price due at Closing, the Purchaser shall be in default from Closing Date without further notice being required. Interest shall accrue on the unpaid due amount at a rate of five (5) percentage points (Prozentpunkte) above EURIBOR p.a. as from (and including) the Closing Date up to (and including) the date of actual payment. Any interest accruing pursuant to this Clause will be payable on the Vendor’s demand.

5.2.4	The Purchaser shall not be entitled to

a)	exercise any right to set-off or retention with respect to its payment obligations pursuant to this Clause 5 (Purchase Price, Payments); or

b)	refuse to perform any obligation it may have under or in connection with this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht),

unless the rights or claims of the Purchaser have been acknowledged in writing by the Vendor or have been confirmed by final decision of a competent court (Gericht) or unless the Vendor has acknowledged in writing that a Leakage other than a Permitted Leakage has occurred after the date of this Agreement; Clause 5.2.3 applies accordingly for any overpayment in case leakage is not accepted as a reduction of purchase price but later confirmed in arbitration.

5.2.5	The Vendor shall not opt in favour of VAT in respect of the sale and transfer of the Shares, the Vendor Loan Agreements or any other transaction contemplated in this Agreement which is exempt from VAT but where the Vendor would be entitled to opt in favour ofVAT.

6.	No Leakage

6.1	Vendor’s Warranty and Undertaking

The Vendor:

6.1.1	guarantees by way of an independent promise of warranty (selbständiges Garantieversprechen) pursuant to section 311 BGB that between as of December, 31, 2013 and the date of this Agreement no Leakage other than a Permitted Leakage has occurred, and

9/88

6.1.2	undertakes to procure that between the date of this Agreement and Closing, unless otherwise provided in this Agreement, no Leakage other than a Permitted Leakage will occur.

6.2	Leakage, Permitted Leakage

6.2.1	“Leakage” shall mean any of the following actions or events other than a Permitted Leakage (as defined below):

a)	any dividend made or declared (whether in cash or in kind), or any return of capital (whether by reduction of capital or redemption or purchase of shares) paid or made to the Vendor Group;

b)	any payment or other value transfer as outlined below made or agreed to be made for the benefit of the Vendor Group (excluding any item to the extent it is for the benefit of the Target Group and thereby could be deemed to be an indirect transfer of value to the Vendor Group) (i) of any fees, charges or accruals (including management charges or fees of any nature, monitoring fees, transaction fees, appropriation of pro fit, costs, bonuses or other sums or payment of capital or interest) by any Target Company or by a Third Party on behalf of any Target Company resulting in a recourse of such Third Party against any Target Company, (ii) of any assets (including tangible and intangible assets) transferred to or liabilities assumed, indemnified, or incurred by any Target Company or by a Third Party on behalf of any Target Company resulting in a recourse of such Third Party against any Target Company; (iii) in respect of any share or other securities of any Target Company being redeemed, purchased or repaid, or (iv) any other return of capital;

c)	any bonus payment or benefit payable to any officer, director or employee of any Target Company or any of their respective dependents, as a result of completion of the sale of the Shares;

d)	the waiver, deferral or release, or agreement to grant a waiver, deferral or release, by any Target Company of any amount or receivable owed to that Target Company by the Vendor Group;

e)	any payment or commitment to pay any fees for advisors engaged by the Vendor Group in relation to the transactions contemplated in this Agreement;

10/88

f)	the payment of any fees or costs incurred or paid as a result of those matters set out in sub-Clauses (a) to (e) above, in each case made by a Target Company other than to the benefit of another Target Company or the Purchaser or any Affiliate of the Guarantor, and excluding any payments, commitments or other actions which are expressly required or provided for under this Agreement or remedied by Closing.

6.2.2	“Permitted Leakage” shall mean:

a)	any payment or performance made at the explicit request or with the consent of the Purchaser in writing,

b)	any payment or performance or transfer of receivables for which the relevant Target Company is adequately compensated,

c)	any payment required by the agreements or obligations (e.g. bonus payments) listed in Schedule 6.2.2c).

6.3	Legal Consequences

In the event of the incorrectness of the warranty pursuant to Clause 6.1.1 or a breach by the Vendor of the undertaking pursuant to Clause 6.1.2, the Vendor shall remedy or procure remediation of the respective Leakage as required in respect of the nature of such Leakage, i.e., by way of

a)	repayment in the event the Leakage consist in a payment,

b)	restitution (Herausgabe) or, to the extent restitution cannot be effected, compensation (Wertersatz) in the event the Leakage consists in a delivery of assets,

c)	re-assumption of or, to the extent re-assumption cannot be effected, indemnification from, the relevant liabilities in the event that the Leakage consists in an assumption of liabilities,

d)	release of the relevant Target Companies from the commitments or similar liabilities constituting the Leakage, or

e)	otherwise as reasonable to compensate a Leakage.

7.	Closing Conditions

The Vendor and the Purchaser shall only be obliged to effect the Closing if the following conditions set out in Clause 7.1 and Clause 7.2 have been fulfilled or waived.

11/88

7.1	Merger Control

The merger control clearance under the applicable European merger control rules, or under the applicable merger control rules of any European Union Member State, are obtained or are deemed to be obtained, e.g. because of the lapse of waiting periods or because jurisdiction has been declined.

7.2	No objection by BaFin

The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – “BaFin”) has not objected to the acquisition of the Shares by the Purchaser – qualifying as an acquisition of a significant holding (bedeutende Beteiligung) in the insurance companies of the Target Group – in the time period within which BaFin may prohibit the transactions contemplated by this Agreement according to applicable law, in particular section 104 of the German Insurance Supervisory Act (Versicherungsaufsichtsgesetz – “VAG”).

7.3	Obligation to fulfil the Closing Conditions

7.3.1	The Vendor and the Purchaser shall cooperate with each other and provide each other with all documents, information and assistance necessary to fulfil the Closing Conditions.

7.3.2	The Purchaser shall be responsible for the process of the application for obtaining the merger control clearance according to Clause 7.1 (Merger Control) and BaFin-clearance according to Clause 7.2 (No objection by BaFin) and shall – subject to Clause 7.4 – take all actions legally required in order to procure that the Closing Conditions under Clause 7.1 (Merger Control) and Clause 7.2 (No objection by BaFin) are fulfilled as soon as possible and in any event prior to Cancellation Date. The Purchaser shall keep the Vendor fully informed. The Purchaser shall in particular

a)	as applicable, duly submit a substantially complete draft of the notification to the European Commission or submit a merger control filing required by any European Union Member State, without undue delay after the signing of the Agreement, in no event later than twenty (20) Business Days as from (and including) signing of the Agreement;

b)	duly file the necessary notifications with BaFin including statements in conformity with Schedule 7.3.2b) relating to the planned investment policy and an investment management agreement between DLL, DLP and HLV on the one hand and DLA on the other hand; and

12/88

c)	provide the Vendor with copies of all communication with the relevant authorities without undue delay (unverzüglich), provided that Purchaser may delete business secrets from such copies.

7.4	Clearance with obligations and conditions

Notwithstanding of Clause 7.3, if and to the extent the competent authorities grant clearance for the transactions contemplated in this Agreement only with obligations or conditions (Auflagen oder Bedingungen) or similar qualifications, commitments (Zusagen) or other agreements, the respective Closing Conditions shall not be deemed fulfilled unless the Vendor and the Purchaser expressly agree to comply with the conditions and/or obligations.

7.5	Notification of fulfilment of Closing Conditions

7.5.1	The Vendor and the Purchaser shall notify each other of the fulfilment of any Closing Condition without undue delay (unverzüglich) after obtaining knowledge thereof and shall provide each other with copies of the documents evidencing the fulfilment of such Closing Condition without undue delay (unverzüglich) after such documents have been obtained, provided that Purchaser may delete business secrets from such copies.

7.5.2	Save for restrictions under mandatory law (e.g. section 41 Abs. 1 GWB (Gesetz gegen Wettbewerbsbeschränkungen), Art. 7 Council Regulation (EC) No. 139/2004), the Vendor and Purchaser are entitled to jointly waive each Closing Condition setout under Clause 7.1 (Merger Contra!) and Clause 7.2 (No objection by BaFin) by notice in writing or telefax to the respective other Party expressly stating that the relevant Closing Condition shall be waived.

7.5.3	All Closing Conditions shall be deemed to be waived by the Parties, if the Purchaser fully paid the Purchase Price (plus any accrued interest thereon, if any) and the Vendor issued a payment confirmation without explicitly stating prior to or in the payment confirmation that, however, the Vendor is of the opinion that the Shares have not been duly transferred due to the fact that a Closing Condition has not been met.

8.	Withdrawal

Each of the Vendor and Purchaser shall have the right to withdraw from this Agreement, if any of the Closing Conditions set out in Clause 7.1 (Merger Contra!) and Clause 7.2 (No objection by BaFin) has not been fulfilled prior to 9 months after the date of this Agreement (the “Cancellation Date”) or if the Purchase Price (plus any interest as set forth in Clause 5.2.3, if any) is not duly paid on the Closing Date subject to the following terms:

13/88

8.1	Withdrawal right

8.1.1	Purchaser’s withdrawal rights

Purchaser may withdraw (zurücktreten) from this Agreement,

a)	if not all of the Closing Conditions have been fulfilled or waived until Cancellation Date, provided, that the failure to timely fulfil the Closing Conditions is not caused by the Purchaser breaching its obligations set out in Clause 7.3 (Obligation to fulfil the Closing Conditions); or

b)	if BaFin or the competent merger authority finally ( disregarding the possibility of a formal objection (Widerspruch) or a court proceeding against such disapproval) disapproves the transfer of the Shares contemplated in this Agreement, provided, that such disapproval is not caused by the Purchaser breaching its obligations in regard to the BaFin or merger control clearance set out in Clause 7.3 (Obligation to fulfil the Closing Conditions); or

c)	if the Vendor has not fulfilled its obligations to perform on the Closing Date.

8.1.2	Vendor’s withdrawal rights

Vendor may withdraw (zurücktreten) from this Agreement,

a)	if not all of the Closing Conditions have been fulfilled or waived until Cancellation Date, provided, that the failure to timely fulfil the Closing Conditions is not caused by the Vendor breaching its obligations set out in Clause 7.3 (Obligation to fulfil the Closing Conditions); or

b)	if BaFin or the competent merger authority finally ( disregarding the possibility of a formal objection (Widerspruch) or a court proceeding against such disapproval) disapproves the transfer of the Shares contemplated in this Agreement;

c)	if the Purchaser has not fulfilled its obligations to perform on the Closing Date.

8.2	Notice of Withdrawal

The withdrawal by the withdrawing Party becomes effective when the other Party receives a notice of withdrawal (Rücktrittserklärung).

14/88

8.3	Consequences of Withdrawal

8.3.1	Limitation of liability

If the Vendor and/or the Purchaser withdraws from this Agreement, such withdrawal shall be – as a general rule – without any liability of either Party (or any shareholder, director, officer, employee, agent, consultant, adviser or representative of the Parties). However, the limitation of liability set out in the preceding sentence shall not apply and the Parties shall be liable for

a)	wilful misconduct (Vorsatz); and/or

b)	violations of the obligations under Clause 7 (Closing Conditions); and/or

c)	with respect to the Purchaser, if the Purchaser rejects to perform the Closing on the Closing Date, and/or

d)	with respect to the Vendor, if the Vendor rejects to perform the Closing on the Closing Date.

8.3.2	Legal consequences

a)	Without prejudice (unbeschadet) to the foregoing, if the Vendor withdraws due to a breach of an obligation to be performed by the Purchaser, the Purchaser shall in particular reimburse to the Vendor all costs and expenses incurred by the Vendor in connection with the transaction and the auction process; however, all additional contractual or statutory rights of the Vendor shall remain unaffected. If the Purchaser withdraws due to a breach of an obligation to be performed by the Vendor, the Vendor shall in particular reimburse to the Purchaser all costs and expenses incurred by the Purchaser in connection with the transaction and the auction process; however, all additional contractual or statutory rights of the Purchaser shall remain unaffected. In the event that both Vendor and Purchaser are entitled to withdraw from this Agreement for the same underlying factual reasons no liability vice-versa shall exist.

b)	In case of a valid withdrawal, this Agreement shall be terminated and unwinded in accordance with sections 346 et seq. BGB; all rights and obligations under this Agreement shall cease to exist, except that Clauses 8.3 (Consequences of Withdrawal), 17 (Guarantor for the Purchaser), 18 (Confidentiality), 19 (Notices and Communication), 20 (Costs and Expenses) and 21 (Miscellaneous) shall survive and remain in full force and effect.

15/88

9.	Vendor’s Covenants

9.1	The Vendor’s Obligation in Relation to the Conduct of Business

9.1.1	The Vendor shall between the date of this Agreement and Closing

a)	not adopt any shareholders’ resolution of the Company regarding:

(1)	the liquidation of the Company;

(2)	any amendment to the articles of association of the Company;

(3)	any transformation of the Company within the scope of the German Transformation Act (Umwandlungsgesetz – “UmwG”);

(4)	the conclusion of any enterprise agreement within the meaning of sections 291, 292 AktG with the Company;

(5)	the redemption (Einziehung) of any Shares;

(6)	the appointment of new auditors;

(7)	the declaration and/or payment of dividends by the Company;

b)	not sell, transfer, create any encumbrances on, or otherwise dispose over, any Shares, or grant any rights to purchase or otherwise become the legal or commercial owner of any Shares;

c)	not enter into any agreement or other transaction or arrangement with the Company or a Subsidiary; and

d)	not make any capital commitments (including any commitments having the effect of binding the Purchaser) against BaFin in relation to the Target Group.

9.1.2	Notwithstanding Clause 9.5 the Vendor shall use its influence as shareholder of the Company that between the date of this Agreement and Closing, the supervisory boards of the Target Companies exercise their rights such that:

a)	the relevant Target Companies carry on their business as a going concern in the ordinary and usual course and as carried out prior to the date of this Agreement, save in so far as agreed in writing by the Purchaser, such consent not to be unreasonably withheld or delayed;

b)	the Target Companies inform the Purchaser comprehensively and provide such documentation reasonably requested by the Purchaser to the extent allowed by law of any material discussions with: (i) any regulatory authority in relation to the Company’s business; (ii) members of any insurance syndicate; (iii) the German Association of the Persons Insured (Bund der Versicherten); (iv) any Tax Authority; and (v) any consumer protection organisation or law firm acting on behalf of a number of the Company’s policyholders, if the subject matter of such discussions could reasonably be expected to have a material effect on the Company’s business taken as a whole.

16/88

9.1.3	The foregoing shall not apply if such measure is, in each case, expressly required by this Agreement, or with prior written consent by the Purchaser.

9.2	Further Covenants

The Vendor shall use its influence as shareholder of the Company that between the date of this Agreement and the Closing the respective Target Company implements the measures below:

a)	DLL, DLP and HLV shall enter into an investment management agreement with DLA – which should be subject to the condition precedent of the approval by BaFin and occurrence of Closing – within ten (10) Business Days (unless otherwise agreed between the Parties in view of BaFin’s requests regarding timing) after the initial filing in accordance with Clause 7.3.2b) substantially in the form attached hereto as Schedule 9.2a) which qualifies as an outsourcing contract within the meaning of section 5 para 3 no. 4 VAG and section 13 para 1a VAG (“Investment Management Agreement”). DLL, DLP and HLV shall file without undue delay thereafter such Investment Management Agreement with BaFin and shall give all reasonable declarations and all necessary actions – subject to the following sentence – to obtain BaFin’s non objection. The respective Target Company shall not give any declaration nor take any action relating to the approval of the Investment Management Agreement leading to an amendment of the Investment Management Agreement without prior written approval of the Purchaser. The respective Target Company shall keep the Purchaser fully informed of any communication with BaFin regarding the Investment Management Agreement.

b)	In due course after the relevant statutory annual accounts for the fiscal year 2014 have been audited and subject to the consent of BaFin, the Company shall formally initiate the merger process in order to merge HLV into DLL (the “DLL/HLV Merger Process”). For the avoidance of doubt, the Company shall start the internal preparation re the DLL/HLV Merger Process without undue delay after signing of this Agreement. DLL shall regularly inform and consult with the Purchaser about the status of the DLL/HLV Merger Process. Any BaFin communication in relation to the DLL/HLV Merger Process shall be in advance coordinated in good faith with the Purchaser. After having obtained the merger control clearance described in Clause 7.1 the Company shall not take any action relating to the DLL/HLV Merger Process without prior written consent of the Purchaser.

17/88

9.3	Rules of procedure for the management (Geschäftsordnung für die Geschäftsführung)

a)	The Vendor hereby covenants that the supervisory boards of the Company (indirectly covering also DLA and DLREF Management), DLL, HLV and DLP establish rules of procedure for their respective management as of the date of this Agreement as set forth in Schedule 9.3 (in German, together, limited to section 8, with an English convenience translation) and will grant their approval to business decisions as set forth in Section 8 of such rules of procedure (“RoP”) only after consultation with and prior consent of the Purchaser, such consent not to be unreasonably withheld or delayed. DLL, HLV and DLP shall send the revised rules of procedure as set forth in Schedule 9.3 to BaFin. Should BaFin reject any of the items listed in Section 8 of the RoP, the Vendor and Purchaser shall negotiate in good faith to reach agreement on amendments of the relevant sections of the RoP that come closest to the sections originally agreed to and which are acceptable to BaFin; the Vendor shall then use its influence as shareholder of the Company that the relevant supervisory boards adopt such amendments in due course.

b)	The Vendor hereby covenants that the management board members (Vorstände) of the Company, DLL, HLV and DLP will not take any of the business decisions listed in Section 8 of the RoP without the prior consent of the supervisory board of the respective Target Company, it being understood that any claims of the Purchaser under this Clause 9.3b) shall be subject (aufschiebend bedingt) to the effective assignment of any compensation claims the respective Target Company may have against the management board members in relation to the respective business decision (e.g. claims pursuant to § 93 AktG based on the non-compliance with the RoP). Clause 11.3.3b) shall apply accordingly to the benefit of the Vendor.

9.4	Sale of Bonds

9.4.1	DLL, HLV and DLP (“Bondholders”) are holding certain bonds as set forth in Schedule 9.4.1a (“Bonds”). The Parties agree that under the current market environment the Bonds are threatened to decrease in value and that it might be advantageaus to sell them. The Bondholders have also indicated that they share this view. The Vendor will therefore use its influence as indirect shareholder that the Bondholders will sell the Bonds as set out in further detail in Clause 9.4.2 below, provided that the Guarantor enters into

(i)	a facility agreement with the Company that is subject to a conditional repayment obligation as set forth in Schedule 9.4.1.b (the “Facility Agreement”) and

18/88

(ii)	an option agreement with the Vendor set forth in Schedule 9.4.1.c (the “Option Agreement”).

9.4.2	The Vendor hereby agrees to use its influence as indirect shareholder that the Bondholders will sell the Bonds as follows:

a)	Bonds shall be sold in the order as set out in Schedule 9.4.1a up and until a net capital gain of EUR 35 million in aggregate for all Bondholders is realized through the sale of the Bonds; Bondholders shall start the sales process for those Bonds on the Business Day following this Agreement, being understood that it is realistic to complete the sale – based on current market conditions – within six weeks from signing of this Agreement.

b)	The Parties are aware that the sale of the Bonds is subject to the approval by the Trustee (Treuhänder) in accordance with Sec. 72 VAG and certain regulatory requirements, such as the necessity to replace the sold assets with other eligible and appropriate assets fulfilling the regulatory requirements as well as market developments (the “Reinvestment Assets”). The Parties are further aware that, under regulatory law, the Bondholders’ board of managing directors decides in its own discretion – subject to applicable consent requirements by the supervisory board – how to invest the Bondholder’s assets. The Vendor may, therefore, not be able to influence the Bondholders to sell the Bonds. The Vendor will keep the Purchaser updated on the activities relating to the sale of the Bonds on a weekly basis, among others by providing an updated Schedule 9.4.1a which indicates the Bonds sold (including the sale price, the brokerage commissions and the realized net capital gain) as well as obstacles that hinder the sale of the remaining Bonds and an ongoing list of the Reinvestment Assets (including the purchase price and brokerage commissions).

c)	The Vendor covenants to consult immediately with the Purchaser if any of the Bondholders incurs circumstances that delay or preclude them from selling some or all of the Bonds as specified above. In such case the Parties will in good faith negotiate to find a solution that comes closest to what the Parties intended or would have intended, would they have foreseen the reasons for the delay or the preclusion. The Purchaser has the right to request at any time in writing that the Vendor uses its influence as a shareholder to stop any of the Bondholders selling the Bonds.

9.4.3	At the date hereof, the Guarautor and the Company shall enter into the Facility Agreement and the Vendor and the Guarautor into the Option Agreement.

19/88

9.4.4	In order to ensure best execution during the sales process for the Bonds, the Vendor will, therefore, use its influence as indirect shareholder on the Bondholder, that:

(i)	Bondholders will only accept a commercially reasonable sale price for the Bonds, in particular take all reasonable steps to obtain the best possible result, take into account price, costs, speed, likelihood of execution and settlement, size, nature or any other considerations relevant to the sale of the Bonds; and

(ii)	Bondholders will obtain firm bid quotations from market dealers in obligations of the same type as the relevant Bonds and will notify the Guarantor of the highest price obtained (“Price Notification”). If, following such Price Notification, the Guarantor provides the Bondholder with a firm, unconditional bid quotation (“Bid Quotation”) for the relevant Bonds that is equal to or higher than the highest price so obtained from other market dealers, Bondholder will sell such Bonds to the Guarantor on the basis of such Bid Quotation.

Any Price Notification has to be made in the English language within one hour after receipt of the price obtained by e-mail to Euro-sovs@athene.com with a copy to legal@athene.com and peter_paul_boon@deltalloyd.nl and to contain the following information: (i) bid prices, (ii) spread to relevant benchmark, if applicable, (iii) bid size and (iv) counterparty. Any Bid Quotation has to be made in the English language by e-mail to christof.goeldi@deltalloyd.de, heinz-juergen.roppertz@deltalloyd.de, herbert.leidl@deltalloyd.de and sven. wolters@deltalloyd.de with a copy to peter_paul_boon@deltalloyd.nl within two hours after receipt of the related Price Notification. The Bondholders and the Guarantor can – with the consent of the Vendor- agree jointly on an alternative procedure in the form as set forth in Clause 19.1.2, whereas the e-mails to the Guarantor shall be sent to the mail addresses set forth in the first sentence of this paragraph.

9.5	Exceptions to Obligations in Relation to the Conduct of Business

Nothing in Clause 9 shall operate so as to restrict or prevent Target Group:

a)	any matter reasonably undertaken in an emergency or disaster situation with the intention of minimizing any adverse effect thereof (and of which the Purchaser will be promptly notified);

b)	the completion or performance of any obligations undertaken pursuant to any contract or arrangement entered into prior to the date of this Agreement;

20/88

c)	the carrying out of any act or the undertaking of any matter necessary (in the reasonable belief of the Vendor or the relevant Target Company acting in good faith) in order to ensure compliance with applicable laws (the “Regulatory Requirements”) and, in respect of any such matter that is material, the Purchaser shall first be consulted in good faith as far in advance as is practicable in the circumstances;

d)	subject to Clause 9.1.1d) and – unless consented to by the Purchaser, such consent not to be unreasonably withheld – subject to Clause 9.3, any Target Company from committing to any regulatory authority or the German association of insurers (Gesamtverband der deutschen Versicherungswirtschafl) to carry out any act or undertake any matter and the carrying out of any act resulting from such commitment provided that, in respect of any such matter that has a material impact (i) on the business operation of any of the Target Companies or the Target Group, or (ii) on the future business activities of any of the Target Companies or the Target Group as intended by the Purchaser and as far as known by the Vendor, the Purchaser has first been consulted in good faith in relation to the substance of such commitment. As far as legally permissible the Vendor shall procure that the Purchaser can participate in such process ( e.g. participation in meetings or negotiations with any regulatory authority or the German association of insurers); or

e)	any matter undertaken at the request of the Purchaser in writing.

9.6	Financial Agreements with Vendor Group

9.6.1	DLL has purchased under a note purchaser agreement dated May 26, 2014 between, amongst others, iArena BV as issuer and certain entities of the Vendor’s Group as sellers, notes in an nominal amount of EUR 100,000,000 (“iArena Notes”) at a purchase price equal to EUR 100,056,870 (the “Original Purchase Price”). The Vendor hereby grants to DLL the right, which shall be a right for the benefit of a third party (Vertrag zu Gunsten Dritter), to exercise a put option until 5 (five) Business Days after Closing Date requesting the purchase of all (and not only parts of the) iArena Notes by a notice issued in accordance to Clause 19.1.1. Upon the timely exercise of the put option the Vendor shall be obliged to purchase the iArena Notes and/or to effect their purchase by iArena BV and/or any other company of the Vendor Group within further 5 (five) Business Days after the receipt of the notice according to the preceding sentence. The purchase price for such purchase of the iArena Notes shall amount to the Original Purchase Price paid by DLL for the acquisition of the iArena Notes plus any interest accrued on the iArena Notes up until the date the purchase is effected and shall be payable as of such date.

21/88

9.6.2	The Vendor undertakes to settle not later than within 5 (five) Business Days after Closing the then outstanding amount (including interest accrued as of Closing) under the agreement on the purchase and assignment of claims relating to Janssen & Helbing as of October 4, 2007 (as of 31 August 2014 amounting to EUR 52,089,130 (including claims for advanced legal fees); interest of 5.72% p.a. by paying such amount to DLL and the Purchaser covenants that DLL will accept such settlement.

9.7	Shareholders Agreement

The Vendor covenants that the shareholders agreement mentioned in Preamble(B)(5) for DLREF Management will be properly executed latest as of Closing in the form as set forth in Schedule (B)(5) by all parties thereto.

10.	Vendor’s Representations

The Vendor hereby represents and warrants to the Purchaser by way of an independent guarantee (selbstständiges Schuldversprechen) that the statements set forth in this Clause 10 (Vendor’s Representation) (together the “Vendor’s Representations”) are correct on the date of this Agreement, and to the extent as stated in this Agreement, as of Closing (except for Clause 10.6.1) which is correct as of the legally required date as further set forth in that Clause) subject to the following provisions:

a)	the Vendor’s Representations which are made as at a specific date or for a specific time period shall be correct only as at such date or within such time period; and

b)	apart from the Vendor’s Representations also given as of the Closing Date and as far as otherwise provided in Clause 10.6.1 g, none of the Vendor’s Representations relates or shall be construed to relate to forward looking facts and/or circumstances; and

c)	if and to the extent that any of the Vendor’s Representations is qualified as being “to the Vendor’s Best Knowledge”, such knowledge shall be imputed to the Vendor if, on the date of this Agreement, any of the following persons had after reasonable enquiries with management of the Company – or if not done so, being deemed as if the person would have done reasonable enquiries – actual knowledge (positive Kenntnis): Nita Kiliaan, René Smit and Peter Paul Boon (it being understood that reasonable enquiries by any of the aforementioned persons is sufficient, unless another of the aforementioned persons has specific knowledge with regard to a specific clause which a prudent businessman would have induced to perform further enquiries, provided that such further enquiries would have reasonably been expected to lead to actual knowledge); and

22/88

d)	the Vendor’s Representations are given only within the scope and subject to the requirements, limitations, rights and remedies of Clause 11 (Remedies for Vendor’s Breaches) and Clause 12 (General Exclusions and Limitations of Vendor’s Liability) which constitute an integral part of the Vendor’s Representations, and not an exclusion or a limitation of liability within the meaning of sections 443 and 444 BGB; and

e)	payments or other compensations for a Vendor’s Breach to the Purchaser or a company of the Target Group shall, as far as legally possible, be treated as a reduction of the Purchase Price as between the Vendor and the Purchaser. and

f)	in view of the foregoing provisions, the Vendor’s Representations shall not constitute a guarantee of quality concerning a condition (Beschaffenheitsgarantie) within the meaning of section 444 BGB, but a sui generis contractual liability regime (vertragliches Haftungsregime sui generis) to which sections 443 and 444 BGB shall not apply.

g)	The Vendor’s Representation set forth in Clauses 10.2.2. a and 10.3, a, c, i shall be deemed to be fundamental representations (“Fundamental Representations”).

10.1	Authorisation of Vendor

As of the date of this Agreement and as of Closing Date:

10.1.1	Due authorisation

The Vendor has the corporate power to validly execute and perform this Agreement and the transactions contemplated therein. No third party consents or authorizations, other than those expressly set forth in this Agreement, are necessary in connection with the execution and consummation of this Agreement.

10.1.2	Valid and binding obligations

This Agreement constitutes valid and binding obligations of the Vendor enforceable subject to the applicable laws and terms and conditions of this Agreement; subject, however, to merger clearance and BaFin- clearance, and entering into this Agreement does not conflict with the governing documents or existing agreements of the Vendor.

23/88

10.1.3	No insolvency

The Vendor is not insolvent or subject to any insolvency proceedings. To the Vendor’s Best Knowledge no circumstances exist that would require or justify the opening of such proceedings in respect of the assets of the Vendor.

10.1.4	No violation of laws

The execution of this Agreement by the Vendor does not violate any law or judgment binding on the Vendor which would hinder the Agreement or the transactions contemplated therein to become effective; subject, however, to merger clearance and BaFin-clearance.

10.1.5	No interference

No administrative proceedings are pending against or affecting the Vendor which hinder the effectiveness of the Agreement and no circumstances exist that could give rise to any of such administrative proceedings.

10.2	The Company and its Subsidiaries

10.2.1	Participations held by the Company and its Subsidiaries

Except for

a)	participations or memberships in associations (e.g. Gesamtverband der Deutschen Versicherungswirtschaft e. V), guarantee funds (e.g. Protektor Lebensversicherungs AG, Berlin; Sicherungsfonds according to section 124 VAG) or similar institutions; and

b)	the Subsidiaries,

as of the date of this Agreement and as of Closing Date the Company does not and the Subsidiaries do not hold shares or participations in other companies with an entrepreneurial business objective; it being understood that participations held for the purpose of investing assets (Vermögensanlage) (whether as part of the tied assets (gebundenes Vermögen) according to section 54 VAG or the untied assets) of the Target Group (in particular Delta Lloyd Real Estate Fund FCP Luxembourg) and/or in which the Target Group holds only a minority participation shall not qualify as entrepreneurial participations.

10.2.2	Status of the Company and the Subsidiaries

a)	The information given in the Preamble under (A) and (B) is correct (as of the date of this Agreement and as of Closing Date).

b)	As of the date of this Agreement and as of Closing Date, the Company and the Subsidiaries are duly registered under the laws of Germany except for DLREF Management which is duly registered under the laws of Luxembourg, and the Company and the Subsidiaries have the power and authority

24/88

(1)	to own their assets under German law ( or – with respect to DLREF Management – under Luxembourg law) and/or

(2)	to carry on their respective business in essentially the same way as conducted on the date of this Agreement, however, subject to past and current dependency on capital contributions by the Vendor Group, and other financial assistance, which are listed in Schedule 10.2.2b)(2).

10.2.3	Corporate Documents

a)	Schedule 10.2.3a) contains copies of a current extract from the commercial register of the Company and its Subsidiaries and the current articles of association of the Company and its Subsidiaries. As of the date of this Agreement and as of Closing Date no shareholders’ resolution has been adopted to amend the articles of association as attached hereto and no applications to the commercial register are pending in respect to the Company or its Subsidiaries.

b)	As of the date of this Agreement and as of Closing Date, there have not been and are not any breaches by any Target Company of its articles of association (Satzung), it being understood that the termination of the active distribution of insurance policy is deemed to be no breach of the articles of association of DLL, HLV and DLP.

c)	As of the date of this Agreement and as of Closing Date and except as listed in Schedule 10.2.3c) all filings, publications, registrations and other formalities required in the last three years by applicable laws to be delivered or made by the Target Companies to the relevant registers have been duly delivered and no notice or allegation that any of them is incorrect or should be rectified has been received by any Target Company.

d)	As of the date of this Agreement and as of Closing Date the Company and the Subsidiaries are not a party to any of the following agreements which would entitle a Third Party to participate in the profits or revenues of the Company or a Subsidiary or to exercise control over the Company or a Subsidiary entered into with a Third Party: (i) profit and loss transfer and/or control agreements (Ergebnisabführungs- und/oder Beherrschungsverträge), (ii) other enterprise agreements (andere Unternehmensverträge) within the meaning of sections 291, 292 AktG, (iii) silent partnership agreements (stille Gesellschaften) which grant a silent partnership in the Company or a Subsidiary or (iv) similar agreements which would entitle a Third Party to participate in the profits or revenues of the Company or a Subsidiary or to exercise control over the Company or a Subsidiary.

25/88

10.2.4	No Insolvency

As of the date of this Agreement and as of Closing Date the Company and the Subsidiaries are not over-indebted (überschuldet) or unable to pay their debts (zahlungsunfähig) within the meaning of the German Insolvency Code (lnsolvenzordnung – “InsO”) or subject to any insolvency proceeding; no circumstances exist that would require or justify the opening of such proceedings in respect of the assets of the Company or a Subsidiary.

10.3	Shares in Company and Subsidiaries

a)	The Vendor is the unrestricted legal and commercial owner of the Shares, and except for DLREF Management where the Company is the unrestricted legal and commercial owner of 117 shares only, the Company is the unrestricted legal and commercial owner of all shares in the Subsidiaries (as of the date of this Agreement and as of Closing Date).

b)	The Shares represent 100% of the issued and allotted share capital (Grundkapital) of the Company which is fully paid in (eingezahlt) and there is no liability to pay any additional contributions on the Shares (as of the date of this Agreement and as of Closing Date).

c)	The shareholdings of the Company in the Subsidiaries represent 100% or, in the case of DLREF Management directly and indirectly via DLA 94.4%, of the respective issued and allotted share capital of the Subsidiaries which is fully paid in (eingezahlt) and there is no liability to pay any additional contributions on the respective shares in the Subsidiaries (as of the date of this Agreement and as of Closing Date).

d)	The Shares and the shares held in the Subsidiaries are not subject to any of the following rights held by Third Parties (as of the date of this Agreement and as of Closing Date):

(1)	pledges, encumbrances, statutory liens or third party rights;

(2)	attachments (Pfändungen);

(3)	trust arrangements (Treuhandverhältnis), silent partnerships (stille Beteiligung), sub-participations (Unterbeteiligung) or similar arrangements;

(4)	sale, disposal, option or transfer agreements or pre-emptive rights;

26/88

(5)	voting agreements;

(6)	agreements obliging the Company or Subsidiaries to grant any of the rights specified in Subclauses 10.3d) (1) to 10.3d) (5) above; or

(7)	shareholders’ resolutions providing for their redemption (Einziehung).

e)	The Shares and the shares in the Subsidiaries have been validly issued and the Vendor has the right to exercise all voting and other rights over the Shares (as of the date of this Agreement and as of Closing Date).

f)	The Company was established by transformation of the legal form (Formwechsel) in full compliance with UmwG, in particular but not limited hereto, at the time of transformation of the legal form (Formwechsel) of the Company, the nominal share capital (Grundkapital) of the Company did not exceed the net assets (i.e. assets (Vermögen) minus liabilities (Schulden)) of the form-changing entity (formwechselnder Rechtsträger).

g)	The Company and the Subsidiaries organized in the legal form of a stock corporation under German law (Aktiengesellschaft) have (as of the date of this Agreement and as of Closing Date) not issued any

(1)	bonds (Schuldverschreibungen) providing for conversion rights (Wandlungsrechte) or subscription rights (Bezugsrechte) for the shares in the Company or a Subsidiary to any Third Party, or

(2)	similar rights, entitlements or options (Optionsrechte) under option schemes for shares in the Company or the relevant Subsidiary to any Third Party.

h)	The articles of association of the Company and the Subsidiaries organized in the legal form of a stock corporation under German law (Aktiengesellschaft) do not provide for a contingent capital (Bedingtes Kapital) and/or an authorised capital (Genehmigtes Kapital); and no general assembly (Hauptversammlung) of the Company respectively the relevant Subsidiary resolved upon a contingent capital (Bedingtes Kapital) and/or an authorised capital (Genehmigtes Kapital) (as of the date of this Agreement and as of Closing Date).

i)	No options or rights exist which entitle any Third Party to have any future equity interests in the Company or a Subsidiary issued or transferred to it (as of the date of this Agreement and as of Closing Date).

27/88

10.4	Delta Lloyd Real Estate Fund, FCP Luxembourg

10.4.1	Authorisation of Delta Lloyd Real Estate Fund, FCP

As of the date of this Agreement and as of Closing Date:

a)	Delta Lloyd Real Estate Fund, FCP has been validly authorised by the Commission de Surveillance du Secteur Financier (“CSSF”) in Luxembourg pursuant to Luxembourg law and has been entered on the CSSF’s official list of specialised investment funds in accordance with the Luxembourg law of 13 February 2007 relating to specialised investment funds.

b)	The sub-fund “German Strategic Real Estate Investments” has been validly authorised by the CSSF in accordance with Luxembourg law and is the only sub-fund of Delta Lloyd Real Estate Fund, FCP.

10.4.2	Interest in Delta Lloyd Real Estate Fund, FCP – German Strategic Real Estate Investments

a)	The units in Delta Lloyd Real Estate Fund, FCP - German Strategic Real Estate Investments have been validly issued and fully paid in cash or in kind.

b)	DLL, DLP and HLV are the sole unrestricted legal and commercial owners of the units in Delta Lloyd Real Estate Fund, FCP - German Strategic Real Estate Investments.

e)	Other than the Target Companies, no Third Party holds units in or has any economic or voting interest in any sub-fund of Delta Lloyd Real Estate Fund, FCP. Clause 10.3b) and Clause 10.3d) and 10.3i) apply mutatis mutandis to the Target Group’s interest in Delta Lloyd Real Estate Fund, FCP - German Strategic Real Estate Investments.

10.4.3	Financial Statement of Delta Lloyd Real Estate Fund, FCP

The financial statement (Geprüfter konsolidierter Jahresbericht) of Delta Lloyd Real Estate Fund, FCP as of December, 31, 2013 has been prepared with the diligence of a prudent business man (Sorgfalt eines ordentlichen Kaufmanns) in accordance with the applicable provisions of Luxembourg law including complying with the principle of accounting and valuation consistency (Bilanzierungs- und Bewertungskontinuität).

10.4.4	No extraordinary negative events

Other than disclosed in Schedule 10.4.4, the real estate held through Delta Lloyd Real Estate Fund, FCP has to the Vendor’s Best Knowledge during the period from the Effective Date until the date of this Agreement not suffered any extraordinary negative events (excluding, however, any negative developments triggered by the general development of the respective real estate markets and excluding events to the extent sufficiently covered through insurances or other protection) which would result in an impairment of the affected individual real estate still held at the date of this Agreement by the lesser of EUR 5,000,000 or more than 10% compared to its value reflected in the financial statement referred to in Clause 10.4.3

28/88

10.5	Vendor Loan Agreements

The statements in the Preamble under (D) regarding the Vendor Loan Agreements are correct ( subject to the accruals of interests, as of the date of this Agreement and as of Closing Date). As of the date of this Agreement and as of Closing Date the claims of the Vendor under the Vendor Loan Agreements are valid in existence ( Verität) and free from any encumbrances or other rights of Third Parties, except for the fact that the loans under the Vendor Loan Agreement I can only be repaid with BaFin approval. The Vendor does not assume any liability concerning the ability of the Company to repay any loans or pay any interest under the Vendor Loan Agreements.

10.6	Financial Statements/ Books

10.6.1	Financial Statement

a)	The statutory financial Statements (Jahresabschlüsse) – i.e. balance sheet (Bilanz), profit and loss statements (GuV) and notes (Anhang) – of the Company and each of the Subsidiaries as of December 31, 2013 (the “Financial Statements”) have been prepared with the diligence of a prudent business man (Sorgfalt eines ordentlichen Kaufmanns) in accordance with the German Commercial Code (Handelsgesetzbuch – “HGB”), to the extent applicable the Regulation regarding the Accounting of Insurance Undertakings ( Versicherungsunternehmens-Rechnungslegungs-Verordnung – “RechVersV”) and the generally accepted German accounting rules (Grundsätze ordnungsmäßiger Buchführung) complying with the principle of accounting and valuation consistency (Bilanzierungs- und Bewertungskontinuität) – except for the Financial Statements of DLREF Management which have been prepared in accordance with Luxembourg legal and regulatory requirements. Unless disclosed in the Financial Statements or the respective audit reports thereto, the Target Companies have exercised their rights to elect a valuation option (Bewertungswahlrechte) unchanged and consistently as in their financial statements as of December 31, 2012. The policy reserves reflected in the Financial Statements have been calculated with the diligence of a prudent business man and in line with all legal and regulatory requirements and actuarial best practice and the calculation principles were applied consistently as in the financial statements for the business year 2012.

b)	The Financial Statements (except for the Financial Statement of DLA which is not audited) have been audited and an unqualified auditor’s certificate (uneingeschränkter Bestätigungsvermerk) has been received.

29/88

c)	The copies of the Financial Statements which have been made available to the Purchaser prior to the execution of this Agreement are copies of the original Financial Statements.

d)	Other than disclosed in Schedule 10.6.1.d), the Towers Watson models contained in “Cash flow Report of Delta Lloyd Germany as at 31 December 2013” dated 16 July 2014, and the addendum to this report, dated 12 September 2014, cover all material lines of business of the Target Companies and the business assumptions underlying such models are, subject to changes due to the run-off decision of the Target Group, consistent with the Target Group’s past practice of managing such lines of business as well as the Target Group’s past experience in such lines of business (subject to appropriate simplification and subject to elimination of special effects (Sondereffekte) both as described in the Towers Watson report).

e)	Other than disclosed in Schedule 10.6.1e), the assets held by DLL, HLV and DLP other than assets that are traded on regulated or non-regulated markets have to the Vendor’s Best Knowledge during the period from the Effective Date until the date of this Agreement not suffered any extraordinary negative events (excluding, however, any negative developments triggered by the general development of the relevant markets and excluding events to the extent sufficiently covered through insurances or other protection) which would result (i) in relation to mortgage loans in a devaluation of the total value of that relevant asset class still held at the date of this Agreement by more than 5% compared to the total value of that asset class altogether shown in the Financial Statements of DLL, HLV and DLP on a cumulative basis or in an individual case by more than EUR 500,000; (ii) in relation to investments in partnerships (KGs) in a devaluation of the total value of that relevant asset class still held at the date of this Agreement by more than 10% compared to the total value of that asset class altogether shown in the Financial Statements of DLL, HLV and DLP on a cumulative basis or in an individual case by more than EUR 1,000,000; (iii) in relation to investments in promissory notes (Schuldscheindarlehen) in a devaluation of the total value of that relevant asset class still held at the date of this Agreement by more than 2% compared to the total value of that asset class altogether shown in the Financial Statements of DLL, HLV and DLP on a cumulative basis or in an individual case by more than EUR 1,000,000; (iv) in relation to investments in registered bonds (Namensschuldverschreibung) in a devaluation of the total value of that relevant asset class still held at the date of this Agreement by more than 2% compared to the total value of that asset class altogether shown in the Financial Statements of DLL, HLV and DLP on a cumulative basis or in an individual case by more than EUR 1,000,000, and (v) in relation to Owned Real Property in a devaluation of the individual Owned Real Property by the lesser of EUR 5,000,000 or more than 10% compared to its value reflected in the relevant Financial Statement.

30/88

f)	The interim financial Statements as of June 30, 2014 as attached as Schedule 10.6.1f) Part A (the “Interim Financial Statements”) have been prepared in accordance with the principles set out in Schedule 10.6.1f) Part B.

g)	Within the relevant periods legally required, the Target Companies will have set up in such form as legally required and audited (if required) their statutory financial Statements (Jahresabschlüsse) as of December 31, 2014.

10.6.2	Books

a)	As of the date of this Agreement and as of Closing Date the Company and the Subsidiaries are in direct or indirect possession of all books (Handelsbücher) of the Company and the Subsidiaries;

b)	As of the date of this Agreement and as of Closing Date the books (Handelsbücher) of the Company and the Subsidiaries have been maintained in accordance with German GAAP (Grundsätze ordnungsmäßiger Buchführung) and HGB on a consistent basis ( except for the books of DLREF Management which have been maintained in accordance with IFRS); and

c)	since January 1, 2011, no company of the Target Group has received a written notice by any governmental authority that books are not duly maintained.

10.6.3	Internal Controls

As of the date of this Agreement and as of Closing Date:

a)	The Target Companies maintain proper and adequate internal accounting controls that provide assurance that: (1) transactions are executed with management’s general or specific authorization; (2) transactions are recorded as necessary to permit preparation of its financial statements in conformity in all material respects with German GAAP and/or legal requirements, as applicable, and to maintain accountability for their assets; (3) access to their assets is permitted only in accordance with management’s general or specific authorization; (4) the value of their investment assets (Vermögensanlagen) is reported to their management at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately.

b)	The Target Companies have implemented proper and adequate procedures to effect the collection of their accounts and other receivables.

31/88

10.7	Real Property

10.7.1	Owned Real Properties

a)	Schedule 10.7.1a) contains a complete and correct list of the real properties owned by the Target Group as of the date of this Agreement (together the “Owned Real Properties”).

b)	Other than disclosed in Schedule 10.7.1b), the companies of the Target Group (i) are not obliged to acquire Owned Real Properties, (ii) are not obliged to dispose of Owned Real Properties and (iii) have not yet disposed of Owned Real Properties.

c)	Except for the charges securing liabilities of a Target Company or Delta Lloyd Real Estate Fund, FCP only and customary charges in section II of the land register, the Owned Real Properties are not subject to charges registered or to be registered in the land register and no Target Company has agreed to concede such rights. Schedule 10.7.1c) contains a list of land owned but with no building on it and with buildings in construction.

10.7.2	Leased Real Properties

a)	Schedule 10.7.2a) contains a correct and complete list of all real properties which are subject to a lease agreement (“Lease Agreements”) entered into by the Target Group as lessee (Mieter) where the relevant annual payment obligation of the Target Group exceeds EUR 10,000 (excluding ancillary costs (Nebenkosten) and VAT) (together the “Leased Real Properties”).

b)	Other than disclosed in Schedule 10.7.2b), no party to a Lease Agreement has terminated or has announced in writing a termination of any such Lease Agreement. Neither the Target Group nor, to the Vendor’s Best Knowledge, the respective other parties have materially breached, or are in material default under any of the Lease Agreements. For the avoidance of doubt a Lease Agreement is “materially breached” or a party thereto is in “material default” if such circumstances would (i) entitle any party thereunder to terminate such contract without prior warning notice or (ii) result in defaults on material outstanding rental payments or (iii) result in an extraordinary contractual penalty or payment of material damages. No rents or fees payable in respect of the Leased Real Properties are in the course of being reviewed other than in accordance with the terms of the relevant commercial lease or land lease.

c)	The respective lessors (Vermieter) are not entitled to terminate or amend such Lease Agreements due to the sale or transfer of the Shares according to this Agreement and the sale or transfer of the Shares will also not result in an automatic termination or amendment of such Lease Agreements.

32/88

d)	The Target Companies have the right to use all the Leased Real Properties for the full term of each such Lease Agreement (and any renewal option of the Target Companies relating thereto) and no leases, subleases, licenses, or other agreements granting any person the right to use or occupy any portion of the Leased Real Properties exist other than those agreed to in the Lease Agreements.

10.7.3	Relevance

a)	No real properties other than the Owned Real Properties and the Leased Real Properties are necessary for the Target Group in order to carry on its business in essentially the same manner as currently conducted.

b)	A breach of Clauses 10.7.1 and 10.7.2 shall only be deemed to exist, if and to the extent that (i) a statement made hereunder is incorrect and (ii) due to facts constituting the breach of such guarantee-statement the actual use of an Owned Real Property or a Leased Real Property is restricted in any respect which bars the Target Group from carrying on their business in essentially the same manner as currently conducted.

10.7.4	Environmental Contamination

To the Vendor’s Best Knowledge (such Best Knowledge understood to include reasonable enquiry of Mr Augustini and Mr Leidl) and except as disclosed in Schedule 10.7.4, there is no contamination or harmful alteration of the soil, soil gas, groundwater, surface water, buildings or other manmade structures, soil biota (the “Environment”), either on, in or under the Owned Real Properties or Leased Real Properties or, subject to actual knowledge of the Vendor, properties formerly owned or occupied by the Target Group or any Target Company within the last 5 (five) years prior to signing of this Agreement.

10.8	Information Technology Systems

10.8.1	“Information Technology Systems” means all information technology systems (including software and hardware) used and required by the Target Group to carry on their business in essentially the same manner as conducted in the 12 months period prior to the signing of this Agreement, but excluding any Standard Software. “Standard Software” means software sold in a standard configuration and readily available to the public on standard terms and conditions (for the avoidance of doubt, Standard Software does not comprise SAP). Schedule 10.8.1 contains a complete list of all Information Technology Systems.

33/88

10.8.2	Usage

a)	Subject to replacements in the ordinary course of business and subject to limitations setout in Schedule 10.8.2a) the Target Group has valid rights to use the Target Group’s respective Information Technology Systems to the extent required and such rights will not be limited by the consummation of this Agreement.

b)	The Information Technology Systems are in good working order and have been regularly maintained, and the present capacity and performance of the Information Technology Systems is sufficient to satisfy the current business requirements (including as to data volumes) of the Target Group. In addition, the policy management system “BBS” is multi-client-capable (by way of logical separation) and the Target Companies have, subject to the limitations agreed with COR as setout in Schedule 10.8.2b), the right to use it in multiple instances for Affiliates of the Target.

c)	As of the date of this Agreement and as of Closing Date the Target Group has in place procedures which are in accordance with current best industry practice:

(1)	to prevent unauthorized access to and the introduction of viruses and other contaminants into the Information Technology Systems;

(2)	to take and store on-site and off-site back-up copies of the software and data in the Information Technology Systems; and

(3)	to ensure that the business of the Target Companies can continue in accordance with the business continuity management guidelines of the Target Group disclosed in the VDR in the event of breakdown or performance reduction of the Information Technology Systems or loss of data, whether due to natural disaster, power failure or otherwise.

d)	As of the date of this Agreement and as of Closing Date the (i) software, applications and/or systems “IMS” (image management and archive), “Partnerdatenbank” (partner management system), “Meldeverfahren”, “RBM”, “MAV” (each reporting to authorities), “KKE” (customer contract documentation), “SEPPL” ( service platform for smaller applications ), “Vermittlerservice”, “Courtage” and “DWS Commissions”, (ii) the developments for “BBS” from 2002 onwards, (iii) the rules for customization of the software products “CTV / Dope”, “RSV”, “Cognos I DISDA” and “CMS”, (iv) all self-developed interfaces between software products, and (v) all self-developed other software embedded in any of the aforementioned software, applications and/or systems used by the Target Group are proprietary developments of the Target Group (“Proprietary Developments”) not restricted to any use, development or exploitation.

34/88

10.8.3	No Infringement

As of the date of this Agreement:

a)	The license agreements with regard to Information Technology Systems with SAP, Oracle, COR, Take-ASP and Itella (the “Material IT License Agreements”) have not been terminated and no termination has been announced in writing to a Target Company. To the Vendor’s Best Knowledge, no other license agreement with regard to Information Technology Systems (the “Other IT License Agreement”) has been terminated and no termination has been announced in writing to a Target Company.

b)	Other than disclosed in Schedule 10.8.2a), the other counterparties to the Material IT License Agreements and Other IT License Agreements are not entitled to terminate or amend such Material IT License Agreements and Other IT License Agreements due to the sale or transfer of the Shares according to this Agreement and the sale or transfer of the Shares will also not result in an automatic termination or amendment of such Material IT License Agreements and Other IT License Agreements.

c)	Neither the Target Group has as of the date of this Agreement and as of Closing nor, to the Vendor’s Best Knowledge, the respective other counterparties have as of the date of this Agreement materially breached, or are in material default under, any of the Material IT License Agreements. To the Vendor’s Best Knowledge, neither the Target Group nor the respective other counterparties have as of the date of this Agreement materially breached, or are in material default under, any of the Other IT License Agreements. For the avoidance of doubt any of such contract is “materially breached” or a party thereto is in “material default” if such circumstances would (i) entitle any party thereunder to terminate such contract or (ii) result in an extraordinary contractual penalty or payment of material damages.

d)	To the Vendor’s Best Knowledge, the use of the Information Technology Systems by the Target Group does not infringe any IP Right of any Third Party. No such infringement has been asserted in writing by any Third Party.

10.8.4	Breakdown or Failure

Other than disclosed in Schedule 10.8.4, no Information Technology System has suffered any breakdown, loss of data or failure since January 1, 2013 which has caused material disruption to the business or damage to the business of a Target Company; a breakdown being understood as a Information Technology System or any material part thereof has stopped functioning properly with the result that the relevant Information Technology System has during normal working hours ceased to provide services for more than four hours.

35/88

10.8.5	Standard Software Licenses

As of the date of this Agreement licenses of the Standard Software are, and have been throughout the last two years, provided under written contracts with the relevant Target Company. In relation to each such contract:

a)	it is in full force and effect, no notice having been given by either side to terminate it;

b)	neither entering into, nor compliance with, nor completion of this Agreement will, or is likely to, entitle a party to terminate it, vary it and/or make a claim;

c)	the obligations of the parties thereto have been fully complied with; and

d)	no disputes have arisen or are foreseeable in respect of it.

10.8.6	Vendor Group IT Contracts

As of the date of this Agreement and as of Closing there are no IT contracts between the Vendor Group and the Target Group and no hardware, software, IT services and/or Information Technology Systems are jointly used by the Vendor Group and the Target Group, excluding only software used by Target Group for the IFRS accounting of Vendor Group.

10.9	Data Protection and Privacy

a)	Other than disclosed in Schedule 10.9a), the Target Companies have complied in the last five (5) years with all applicable Privacy Laws in all material respects.

b)	The Target Companies have not received a notice during the five (5) years prior to the signing of this Agreement from a governmental authority alleging breach by it of applicable Privacy Laws.

c)	Other than disclosed in Schedule 10.9a), no Target Company is party to any proceedings alleging any violation by a Target Company of any Privacy Laws and no Target Company has received any written notice (or, to the Vendor’s Best Knowledge) alleging any breach of any such Privacy Law which may reasonably be expected to result in a relevant adverse effect on the business of the Target Companies. For the purposes of this Agreement, “Privacy Laws” mean any applicable laws in any jurisdiction relating to a person’s privacy, publicity or confidentiality rights and/or to the Target Companies’ statutory confidentiality obligations, including any data protection legislation.

36/88

d)	As of the date of this Agreement and as of Closing Date, and as far as certain personal data of a Target Company’s employees or its policyholders can be accessed by, or is transferred to, third party providers (including third party outsourcing providers) or another Target Company, the Target Company has sufficient safeguards (e.g. consent declarations) in place in order to permit such access or transfer under applicable Privacy Laws. As of the date of this Agreement and as of Closing Date, the Target Companies have appropriate procedures in place (which are in compliance with best industry practice) to comply with Privacy Laws.

10.10	IP Rights

10.10.1	Vendor IP Rights

Other than disclosed in Schedule 10.10.1 as of the date of this Agreement and as of Closing Date there are no IP Rights owned by or licenced to the Vendor or any company of the Vendor Group that have been used by any of the Target Companies.

10.10.2	Owned IP Rights

a)	As of the date of this Agreement and as of Closing Date, Schedule 10.10.2a) contains a correct and complete list of all Registered IP Rights owned by companies of the Target Group which are material for the business of the Company and which shall not be transferred to Vendor Group in accordance with Clause 15.4.1 (the “Owned IP Rights”).

b)	“Registered IP Rights” means all IP Rights which are registered in an appropriate register anywhere in the world. “IP Rights” means any patents, utility models, design rights, copyrights, database rights, topography rights, plant variety rights, trade marks, service marks, trade names ( Unternehmenskennzeichen), rights in unpatented technical and other know-how (whether patentable or not), inventions and any other intellectual or industrial property rights of any nature whatsoever in any part of the world. However, “IP Rights” shall not include software related IP rights.

c)	To the Vendor’s Best Knowledge,

(1)	As of the date of this Agreement and as of Closing Date, the registered owner of each Owned IP Right is also the owner of that right;

37/88

(2)	As of the date of this Agreement, each Owned IP Right is free of any pledges, charges, encumbrances, statutory liens or third party rights or any attachments (Pfändungen) and is not encumbered by or subject to rights or claims of any kind (such as claims for transfer or rights to use) of any Third Party that materially restricts in any manner the use thereof for the current business activities;

(3)	As of the date of this Agreement, no Owned IP Right is subject to any proceeding, pending judgment, injunction that materially restricts in any manner the use thereof for the current business activities;

(4)	no challenge regarding the validity (Rechtsbeständigkeit) of any Owned IP Right is pending and no such challenge has been threatened in writing.

10.10.3	Licensed IP Rights

a)	Schedule 10.10.3 contains a correct and complete list of all IP Rights which are licensed or sub-licensed to the Target Group by a Third Party as of the date of this Agreement (the “Licensed IP Rights”), setting out for each Licensed IP Right at least the type and subject matter, and, if and to the extent applicable, registration or application numbers, or any other identification data, the parties to/date of the relevant license agreement, term and termination rights and the license fees payable ( each an “IP License Agreement”).

b)	To the Vendor’s Best Knowledge, the other parties to the IP License Agreements are not entitled to terminate or amend such IP License Agreements with the Target Group due to the sale or transfer of the Shares according to this Agreement and the sale or transfer of the Shares will also not result in an automatic termination or amendment of such IP License Agreements;

c)	No party to an IP License Agreement has terminated, has the right to terminate for cause or has announced in writing a termination of any such IP License Agreement. To the Vendor’s Best Knowledge, the respective other parties have not materially breached, or are in material default under, any of the IP License Agreements. As of the date of this Agreement and as of Closing Date the Target Group has not materially breached, or is in material default under, any of the IP License Agreements. For the avoidance of doubt any of such IP License Agreements is “materially breached” or a party thereto is in “material default” if such circumstances would (i) entitle any party thereunder to terminate such IP License Agreements without prior warning notice or (ii) result in an application of a penalty clause or payment of material damages.

38/88

10.10.4	No Infringement

To the Vendor’s Best Knowledge,

a)	as of the date of this Agreement and as of Closing Date, the Company and its Subsidiaries do not infringe any IP Right of any Third Party in any respect, and no such infringement has been asserted in writing; and

b)	no Third Party is infringing any Owned IP Right;

10.10.5	Relevance

As of the date of this Agreement and as of Closing Date no IP Rights other than (i) the Owned IP Rights, (ii) the Licensed IP Rights and (iii) rights regarding the usage of the brand name “Delta Lloyd” or trademarks including the words “Delta” and/or “Lloyd” and/or “DL”/“DLD” and internet domains that in the future may only be used according to Clause 15.4 (Use of Trade marks and Names) are necessary for the Target Group in order to carry on their businesses in the same manner as currently conducted.

10.11	Borrowings and Loans

10.11.1	Borrowings

Schedule 10.11.1 contains a correct and complete list of a111oan agreements and other borrowings in an outstanding amount exceeding EUR 100,000 entered into by the Target Group as borrower (Darlehensnehmer) as of the date of this Agreement (together the “Borrowings”) setting out for each Borrowing the parties to the relevant agreement (name and address), date of agreement and principal amount, interest rate, term and outstandings (principal amount and interest accrued). The Target Companies are in compliance with all such Borrowings in accordance with their terms and there are no circumstances whereby the continuation of any Borrowings might be prejudiced or affected as a result of a transaction effected by this Agreement.

10.11.2	Loans

Except for banking deposits of the Target Group or loans granted or acquired for investment purposes in accordance with section 54 VAG and the AnlV, Schedule 10.11.2 contains a correct and complete list of all loan agreements with a Third Party in an outstanding amount exceeding EUR 100,000 entered into by any Target Company as lender (Darlehensgeber) as of this Agreement (together the “Loan Agreements”) setting out for each Loan Agreement the parties (name and address), date of agreement and principal amount, interest rate, term and outstandings (principal amount and interest accrued). The Target Companies and to the Vendor’s Best Knowledge the applicable borrowers are in compliance with all such Loan Agreements in accordance with their terms and there are no circumstances whereby the continuation of any Loan Agreements might be prejudiced or affected as a result of a transaction effected by this Agreement. The claims of any Target Company under the Loan Agreements are valid in existence (Verität) and free from any encumbrances or other rights of Third Parties.

39/88

10.12	Business

10.12.1	Insurance Business

a)	Policies

(1)	In the three (3) years prior to the date of this Agreement, except as required by applicable law where there was reasonable cause to believe there was a basis to contest payment, there has been no failure to pay insurance benefits on policies which have become due for payment in accordance with the terms of the policies under which they arose.

(2)	In the last three (3) years prior to the date of this Agreement, all claims arising under the policies have been processed reasonably promptly in the ordinary and usual course and in accordance with applicable law, and except as required by applicable laws, there has been no material change to the claims management practices of the Company’s business.

(3)	The attached Schedule 10.12.1a)(3) contains – as of the date of this Agreement- a list with the description of the five (5) most relevant reasons claimed since January 1, 2011 by the policyholders which in the view of policyholders give a right to the policyholders to rescind the contract, claim damages or other monetary compensation not provided for under the relevant insurance contracts.

b)	Outbound Distribution by Insurance Brokers

The companies of the Target Group have effectively terminated of all contracts with regard to brokerage of the Target Group’s insurance products and other products distributed through insurance brokers (Versicherungsmakler) (“Brokerage Contracts”).

c)	Outbound Distribution by Tied Agents

The companies of the Target Group have effectively terminated of all tied agency contracts (Versicherungsvertreterverträge) with regard to sale of the Target Group’s insurance products and other products distributed through tied agents (Versicherungsvertreter) (“Tied Agency Contracts”) and as of Closing no new Tied Agency Contracts have been concluded.

40/88

d)	Outbound Distribution by Banks

The companies of the Target Group have effectively terminated all contracts with banks distributing the Target Group’s insurance products (“Bank Distribution Contracts”).

e)	No Active Distribution

(1)	No entity of the Target Group distributes actively any insurances.

(2)	To the avoidance of doubt, modifications of policies (e.g. modifications due to inflation or other contractual dynamics (vertraglich vereinbarte, jährliche Erhöhung), and business on joint account (Konsortialgeschäft) consistent with past practice as disclosed to the Purchaser, are not understood as active distribution under this clause.

f)	Compensation Claims on terminated distribution agreements

Other than disclosed in Schedule 10.12.1f), all claims for compensation because of the termination of any Brokerage Contract, Tied Agency Contract, Bank Distribution Contract or similar agreements, or because of such agreements otherwise not being continued, have either been fully settled or as of the date of setting up these reserves appropriately reserved for in the Financial Statements or the Interim Financial Statements of the respective entity of the Target Group.

g)	Material Contracts

(1)	Material contract means a contract, legally binding transaction, arrangement or obligation ( other than any contract of employment with any employee of a Target Company or with a policyholder of the Company), which

(a)	qualifies as a reinsurance contract within the meaning of the VAG;

(b)	qualifies as an outsourcing contract within the meaning of section 5 para 3 no. 4 VAG and section 13 para la VAG;

(c)	relates to investments into the tied assets (gebundenes Vermögen) according to section 54 VAG or into the untied assets or any other contract entered into for investment purposes which call for payment by or results in a financial obligation of the Target Group in excess of EUR 20,000,000, other than any de-investment ( e.g. sale) of non-real estate assets in the ordinary and usual course of business;

41/88

(d)	relates to investments into the tied assets (gebundenes Vermögen) according to section 54 VAG or into the untied assets or any other contract entered into for investment purposes which involve the receipt or provision or creation by a Target Company of any financial obligation, encumbrance, lien, loan or financial facility ( other than, in the case of guarantees, sureties and indemnities, those under insurance contracts or annuities issued in the ordinary and usual course of business) which may give rise to liability of the Target Group in excess of EUR 20,000,000, other than any de-investment (e.g. sale) of non-real estate assets in the ordinary and usual course of business;

(e)	– excluding any contracts related to investments into the tied assets (gebundenes Vermögen) according to section 54 VAG or into the untied assets or any other contract entered into for investment purposes and excluding any insurance policies – calls for payment by the Target Group in excess of EUR 500,000 or by the respective other contractual party in excess of EUR 1,000,000, such amount being payable (i) where the Contract is of a fixed term, over the balance of the remaining term from the date of this Agreement; or (ii) where the Contract has no fixed term, in the period from the date of this Agreement until the earliest date when the Contract can be terminated by the relevant Target Company in accordance with its terms (in each case, not being a Contract of a kind mentioned in paragraphs (a) to (d) above and (t) to (i) below);

(f)	– excluding any contracts related to investments into the tied assets (gebundenes Vermögen) according to section 54 VAG or into the untied assets or any other contract entered into for investment purposes – involves the receipt or provision or creation by a Target Company of any financial obligation, encumbrance, lien, loan or financial facility (other than those under insurance contracts or annuities issued in the ordinary and usual course of business) which may give rise to liability of any party thereto, or is in relation to an amount, m excess of EUR 500,000;

(g)	IT agreements listed in Schedule 10.12.1g)(l)(g);

(h)	is an arrangement under which any Target Company has become, or agreed to become, a member of any joint venture, consortium, partnership or other unincorporated association, other than a trade association, regulatory body or other body of a similar nature;

42/88

(i)	is a syndicated contract with other life insurance carriers;

(j)	with respect to real estate (including real estate held through DLREF Management, Delta Lloyd Real Estate Fund, PCP or otherwise), joint venture investments, partnership or KG investments and private equity investments – grants to a Third Party a right of first refusal, or a right of first offer or any similar right relating to any material asset of any Target Company; for the purpose of this clause material asset shall be any individual asset exceeding a book value of EUR 10,000,000; or

(k)	requires the consent of the contracting party upon a change of control of a respective Target Company or under which a change of control leads to a change or termination or to an early maturity of any material obligation or to a change of control fee or to any other change of control payment under such agreement, in each case other than such contracts which (i) are contracts relevant for the Information Technology Systems or (ii) call for payment by any party thereto of less than EUR 200,000 ( u) where the contract is of a fixed term, over the balance of the remaining term from the date of this Agreement; or (ß) where the contract has no fixed term, in the period from the date of this Agreement until the earliest date when the contract can be terminated by the relevant Target Company in accordance with its terms;

in each case as amended from time to time and entered into by or for the benefit of a Target Company (collectively “Material Contracts”).

(2)	Schedule 10.12.1g)(2) contains a correct and complete list of all Material Contracts.

(3)	As of the date of this Agreement, all Material Contracts have been validly concluded and are enforceable and can be terminated as set forth in the relevant agreement.

(4)	The companies of the Target Group have not received a written notice of termination with respect to any Material Contract.

(5)	As of the date of this Agreement and as of Closing Date, neither any Target Company nor the Vendor has set any facts which would constitute a material breach of, or any invalidity or grounds for termination

43/88

(Kündigung), withdrawal (Rücktritt), avoidance (Anfechtung), repudiation (Leistungsverweigerung) or similar legal reasons which may affect the conduct of any Material Contract.

10.12.2	Contractual restriction of business

There is, as of the date of this Agreement and as of Closing Date, no contract in place with any Target Company which would materially restrict the freedom of any Target Company acquiring run-off life insurance portfolios within Germany (other than any requirements relating to authorisations or licensing).

10.12.3	Inbound Distribution through the companies of the Target Group

a)	Insurance Products

The companies of the Target Group are not party to any active distribution contracts with regard to the distribution of insurance products from Third Parties.

b)	Investment Funds

Except for agreements regarding the distribution of investment funds via unit linked life insurance products, the companies of the Target Group are not party to any active distribution contracts with regard to the distribution of investment funds.

10.12.4	Investment

a)	As of the date of this Agreement and as of Closing Date, the investment of DLL’s, HLV’s and DLP’s tied assets (gebundenes Vermögen) complies with section 54 VAG and the AnlV and Circular 4/2011 issued by BaFin on April 15, 2011.

b)	The documents listed in Schedule 10.12.4b) contain a correct and complete list of the investment assets (Kapitalanlagen) of the Target Group as of 31 December 2013 (“Investment Assets”).

c)	Other than disclosed in Schedule 10.12.4c), the Target Companies have no outstanding obligations towards any of the Investment Assets (including but not limited to outstanding capital commitments towards any fund investment of any Target Company).

44/88

10.12.5	Asset Management and Service Agreements

Schedule 10.12.5 contains a correct and complete list of (i) all outsourcing agreements (Funktionsausgliederungsverträge) within the meaning of section 5 para. (3) no. 4 VAG and (ii) all other agreements with Third Parties as service providers involving an annual consideration of more than EUR 25,000.

10.13	Employees, Labour

10.13.1	Employees

a)	Schedule 10.13.1a) contains a correct and complete list of (i) all members of the management board (Vorstand), (ii) all managing directors (Geschäftsführer) and (iii) employees of the Target Group with an annual gross base salary of more than EUR 150,000 or who are entitled to the payment of a retention bonus (the “Key Employees”) and Schedule 10.13.1a) lists individually the amount of the respective retention bonus, if any.

b)	None of the current Key Employees has given written notice of termination of his/her employment agreement or has announced in writing his/her intention to terminate his/her employment. None of the Key Employees has a contractual right to terminate his/her employment or receive any additional compensation or bonus in case of a change of control in the Target Group.

10.13.2	Employee Representation and Collective Bargaining

a)	Schedule10.13.2a) contains a complete and correct list of all current shop agreements (Betriebsvereinbarungen) and collective bargaining agreements (Tarifverträge) currently applicable to the companies of the Target Group as well as all benefit, bonus, retention bonus, pre agreed severance bonus, compensation, profit sharing or other employee benefit plans and commitments applicable for current or past members of the management board (Vorstand) and managing directors (Geschäftsführer) of the Target Group or current or, to the extent they still have rights or claims thereunder, past employees.

b)	There have been no industrial actions, including strikes, in any of the companies of the Target Group during the past five (5) years prior to the date of this Agreement.

c)	At the Target Group, there are no reconciliation of interests (Interessenausgleiche) and social compensation plans (Sozialpläne) in force other than those listed in Schedule 10.13.2c), which shall also include a summary of outstanding payments under these plans. There are no outstanding operational changes (Betriebsänderungen), including dismissals, relocations etc. planned or to be implemented under the reconciliations of interests (Interessenauschgleiche) or otherwise, unless described in Schedule 10.13.2c).

45/88

10.13.3	Pensions

Schedule 10.13.3 contains a complete and correct list of all past and current pension schemes still in force (i.e. such under which claims to pensions still exist against any Target Company, including individual pension promises or commitments) by which the companies of the Target Group are bound with respect to any current or past employees or members of the management board (Vorstand) and managing directors (Geschäftsführer) as well as most recent actuarial reports on pension liabilities (versicherungsmathematische Gutachten) under IFRS and German GAAP. The data on which these actuarial reports are based are complete and correct. All contributions to the statutory insolvency protection (Pensions-Sicherungs-Verein) were duly made and – where applicable – all pension payments have been duly administered and made.

10.13.4	Employment Litigation and Disputes

Except as disclosed in Schedule 10.13.4, the companies of the Target Group are not involved in any disputes, legal or administrative proceedings before any court, arbitrator, conciliatory board (Einigungsstelle) or governmental authority nor are there any investigations for criminal, administrative or personal liability pending with respect to any current or past employees or members of the management board (Vorstand) and managing directors (Geschäftsführer), employee representation or union dealings, nor are there any legal or administrative proceedings threatened against any company of the Target Group, nor do, to the Vendor’s Best Knowledge, any factual circumstances exist that may give rise to reasonable expectations that such litigation will result out of these.

10.14	Agreements with Vendor Group

Except for the agreements referred to in Clause 15, as of the date of this Agreement and as of Closing Date, Schedule 10.14 contains a correct and complete list of all agreements, arrangements and legal relations between the Target Group on the one hand and companies of the Vendor Group on the other hand (“Intercompany Agreements”) indicating (i) which continue to be in force after the Closing Date, and (ii) which shall be terminated as of the Closing Date, setting out the parties to such agreement (name and address), date, nature of agreement, term and compensation.

10.15	Regulatory

10.15.1	BaFin correspondence

Copies of all communication in writing of the last three years prior to the date of this Agreement between BaFin and the Target Companies which have relevance for the evaluation of the regulatory treatment of the Target Companies by BaFin have been disclosed to the Purchaser.

46/88

10.15.2	Licenses

As of the date of this Agreement and as of Closing Date, the insurance license of DLP within the meaning of section 5 VAG, dated November 19, 2003, as attached hereto as Schedule 10.15.2, is in full force and effect (bestandskrä.ftig), and has not been challenged (angefochten). DLL and HLV are listed with BaFin as licensed insurance companies, however, no written insurance license has been issued by BaFin or its legal predecessor (i.e. Bundesaufsichtsamt für das Versicherungswesen – BAV) (the insurance licenses of DPL, HLV and DLL hereinafter “Insurance Licenses”). Each of the Target Companies have all licenses required to operate their businesses in accordance with applicable laws.

10.15.3	Proceedings

As of the date of this Agreement and as of Closing Date, no proceedings regarding a revocation (Widerruf) of an Insurance License according to section 87 VAG have been initiated or threatened in writing by BaFin. No circumstances exist that justify a revocation (Widerruf) of an Insurance License.

10.15.4	Breach

A breach of Clause 10.15.2 (Licenses) shall only be deemed to exist, if (i) a Statement made hereunder is incorrect and (ii) due to facts constituting the breach of such guarantee-statement an Insurance License is revoked or restricted by BaFin in any respect barring DLL, HL V or DLP, respectively, to carry on their business in essentially the same manner as currently conducted.

10.15.5	Fines and penalties

Other than disclosed in Schedule10.15.5, during the three (3) years prior to the date of this Agreement, no Target Company nor any of its directors has been investigated or audited by BaFin (in the case of any director, in connection with any act or omission in the course of his directorship), resulting in BaFin imposing any fines and/or penalties or exercising any other form of disciplinary measure under the VAG.

10.15.6	Capital support

As of the date of this Agreement and as of Closing Date, other than disclosed in Schedule 10.15.6 no capital support or capital commitment has been offered to BaFin supporting the capital and/or financial solvency of any Target Company for periods starting January 1, 2008 which has not been consummated by December 31, 2013.

47/88

10.15.7	Regulatory compliance

As of the date of this Agreement and as of Closing Date, other than disclosed in Schedule 10.15.7 the Target Companies are and have for the previous three (3) years prior to this Agreement in all material aspects been in compliance with all insurance laws applicable to the insurance business of any of the Target Companies and circulars (Rundschreiben), administrative acts (Verwaltungsakte) and other guidance from BaFin.

10.15.8	Solvency II

As of the date of this Agreement and as of Closing Date, the Solvency II preparations of the Target Companies are undertaken by the Target Companies and/or external advisors on a stand-alone-basis. Except as set forth in Schedule 10.15.8 none of the Target Companies has in the past received and will until Closing Date need specific support for the due implementation of Solvency II by the Vendor Group. Up until Closing Date Vendor will continue to provide the services specified in Schedule 10.15.8. to the Target Companies.

10.16	Asset Management License

As of the date of this Agreement and as of Closing Date:

a)	DLREF Management has obtained and maintained all necessary authorisations and approvals under the laws of Luxembourg to carry out its business as currently conducted (hereinafter “Asset Management Licence”).

b)	No proceedings regarding a revocation (Widerruf) of an Asset Management Licence have been initiated or threatened by CSSF or any other competent authority in Luxemburg. No circumstances exist that justify a revocation (Widerruf) of an Asset Management Licence.

10.17	Tax

Except as otherwise provided for in Schedule 10.17:

a)	As of the date of this Agreement and as of Closing all Taxes due and payable have been paid by the Company and the Subsidiaries and all Tax Returns due to be filed by the Company or the Subsidiaries have been filed.

b)	No audit, investigation, dispute or other governmental proceeding by Tax Authorities is pending in respect of Taxes to be paid by the Company or the Subsidiaries and neither the Company nor a Subsidiary has been notified in writing by any Taxing Authority that such authority envisages to commence any such proceeding.

48/88

c)	As of the date of this Agreement and as of Closing the Target Companies have complied in all material respects with the relevant transfer pricing documentation requirements under applicable tax law, i.e. the Target Companies are in the possession of all material records in order to be able to complete the full set of documentation within the meaning of section 90 (3) sentences 6 through 10 of the German Fiscal Code (where applicable).

10.18	Compliance, Legal Proceedings and Default

10.18.1	No Unlawful Business Practices

The companies of the Target Group and Delta Lloyd Real Estate Fund, FCP and the executives and other managing employees in relation to the business of the Target Group have not during the past three (3) years prior to the day of signing this Agreement or the expiry of the relevant statue of limitation, whichever is later,

a)	used any funds of the Target Group for bribes, other unlawful purposes or political contributions in violation of applicable laws;

b)	requested or accepted any bribes or other unlawful benefits;

c)	maintained any funds or assets that have not been properly recorded in the books and records of the relevant company;

d)	violated in connection with the conduct of the Target Companies’ business operations in any material way or with any material consequences applicable law, including health and safety laws, competition and antitrust laws, anticorruption laws, foreign trade laws, industrial laws (Gewerberecht) or regulatory permits, concessions or orders;

e)	conducted their business in a manner which infringes competition law (including, without limitation, Articles 101 of the Treaty on the Functioning of the European Union); or

f)	have not been subject to any investigation, complaint or inquiry by any antitrust authority, and where such investigation, complaint or inquiry is likely to cause a material loss or liability to companies of the Target Group;

g)	received any notice or other communication (official or otherwise) from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to an alleged, actual or potential violation and/or failure to comply with any such applicable law, regulation or constitutional document, or requiring it to take or omit any action.

49/88

10.18.2	Legal Proceedings

a)	Except as disclosed in Schedule 10.18.2a), the companies of the Target Group are not involved whether as claimant or defendant or other party in any legal or administrative proceedings, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration before any court, arbitrator or governmental authority involving an amount exceeding, in each case, EUR 200,000 (excluding costs and fees) and other than disclosed no such proceedings are pending or have been threatened in writing against the Target Group.

b)	To the Vendor’s Best Knowledge there are no investigations, disciplinary proceedings or other circumstances likely to lead to any such claim or legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration exceeding, in each case, EUR 200,000 (excluding costs and fees).

c)	The companies of the Target Group are not subject to any decision by a court, arbitrator or governmental authority that limits the ability to conduct their business in essentially the same way as currently conducted.

10.18.3	Sanctions Laws

To the Vendor’s actual knowledge (tatsächliche Kenntnis), which shall not require any enquiries to be made by Vendor, none of the companies of the Target Group, their supervisory board members, directors or employees (i) is a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), (ii) knowingly engages in any dealings or transactions in relation to the business of the Target Group prohibited by Section 2 of such executive order, or is otherwise associated with any such person in any manner which violates Section 2, or (iii) is a person on the list of Specially Designated Nationals and Blocked Persons or targeted by any other U.S. Department of Treasury’s Office of Foreign Assets Control regulation or executive order.

10.19	Insurance

Schedule 10.19 contains a correct and complete list of all material insurance policies providing insurance cover for the assets, business and/or operations of the Target Group (together the “Insurance Policies”). The insurance agreements are in full force and effect, have not been terminated or threatened to be terminated. No circumstances exist which could question the existence of the insurance cover, in particular because a Target Company is in arrears with the payment of insurance

50/88

premiums or has failed to comply with any obligations under the policies. With the exception of the cases listed in Schedule 10.19 Part B no insured damages, in case of insurances relating to Owned Real Estate no insured damages exceeding EUR 10,000 per case or EUR 50,000 in the aggregate, have occurred or have been notified to the Target Companies since the Effective Date.

10.20	Internal compliance regulation

As of the date of this Agreement and as of Closing Date, (i) the Target Companies and Delta Lloyd Real Estate Fund, PCP have in place the internal compliance regulation (Compliance Richtlinie) which has been implemented into and applied in the day to day business, to prevent inter alia bribery by their employees in accordance with any applicable statutory or other guidance and generally accepted industry standards and (ii) to the Vendor’s Best knowledge there are no circumstances which would result in a breach of the internal compliance regulation referred to above in (i).

10.21	Finder’s Fee

a)	Except as disclosed in Schedule 10.21a), no current or past managing director (Geschäftsführer), member of the management board (Vorstandsmitglied) or employee of the Company or a Subsidiary has received or is entitled to any finder’s fee or any type of commission or benefit to be paid by the Company or a Subsidiary in connection with this Agreement or the transactions contemplated herein.

b)	As of the date of this Agreement and as of Closing Date the Company or a Subsidiary has not paid and is not obliged to pay a finder’s fee or any type of commission or benefit to any broker, finder, advisor, agent or any other person engaged on behalf of the Vendor in connection with this Agreement or the transactions contemplated herein.

10.22	Ordinary Course of Business

Since the Effective Date, the businesses of the Target Companies were operated in the normal and ordinary course of business. Since the Effective Date no extraordinary actions or decisions were taken or failed to be taken (including (i) events or actions mentioned in Clause 9.1.1 which, as a single event or in connection with other events, have materially adversely affected the financial situation of the Target Companies except as disclosed in Schedule 10.22.

51/88

10.23	No Other Representations and Warranties of Vendor

The Vendor does not make any Statement and does not give any guarantee, representation, indemnification or warranty other than the Vendor’s Representations and the indemnification pursuant to Clause 14 (the “Vendor’s indemnifications”), in particular with respect to risks resulting from or in connection with the Company and/or companies of the Target Group, the Shares and the shares in companies of the Target Group, the Vendor Loan Agreements and/or the condition, assets or business of the Company and/or the companies of the Target Group. All risks – other than those explicitly covered under the Vendor’s Representations and the Vendor’s Indemnifications or explicitly elsewhere in the Agreement – associated directly or indirectly with the Company and/or companies of the Target Group, the Shares, the Vendor Loan Agreements and/or the shares in companies of the Target Group and/or the condition, assets or business of the Company and/or companies of the Target Group shall after the Closing Date be exclusively borne by the Purchaser in relation to the Vendor and its Affiliates.

11.	Remedies for Vendor’s Breaches

In the event of any Vendor’s Representation according to Clause 10 being incorrect or breached in whole or in part (a “Vendor’s Breach”), the following provisions shall apply.

11.1	Remedies

a)	In the event of a Vendor’s Breach, the Purchaser shall have a claim for compensation of Losses in accordance with sections 249 et seq. BGB; however, it being understood that the Purchaser shall not be entitled to claim for a compensation based on the argument that the Purchaser would not have concluded the Agreement had the Vendor’s Representations been correct. The compensation claim shall become due six (6) weeks as from (and including) the day of receipt of a written request for compensation by the Purchaser. The Vendor shall be entitled to provide in lieu of restitution in kind a compensation in cash (Schadensersatz in Geld) to the Purchaser.

b)	“Losses” shall be damages within the meaning of sections 249 et seq. BGB. However, Losses shall include indirect or consequential damages (mittelbare Schäden und Folgeschäden) other than lost profits (entgangener Gewinn) only to the extent that they are covered by the scope of protection (Schutzbereich) of the relevant Vendor’s Representation and shall exclude (i) any lost profits (entgangener Gewinn) and (ii) internal costs and expenses incurred by the Purchaser and companies of the Target Group.

52/88

11.2	Notice of Vendor’s Breach; Access by Vendor

a)	If the Purchaser, the Company or a Subsidiary becomes aware of a Vendor’s Breach or any circumstances indicating a Vendor’s Breach after Closing Date, the Purchaser shall notify the Vendor thereof (“Notice of Vendor’s Breach”) twenty (20) Business Days after the discovery of the Vendor’s Breach or the relevant circumstances in writing. The Notice of Vendor’s Breach shall state the nature of the Vendor’s Breach and, to the extent reasonably possible at that point in time, a good faith estimate of the amount of the Losses expected.

b)	To the extent the Vendor reasonably requests to investigate the factual basis of the alleged Vendor’s Breach and to assess the resulting Losses, the Purchaser shall provide, and shall procure that the Company and the Subsidiaries provide, the Vendor and its representatives or advisors and accountants with all relevant information, documents and assistance within the control of the Purchaser or the Purchaser’s Group, including the Target Companies as far as legally possible.

11.3	Third Party Claims

11.3.1	Notification to Vendor

The Purchaser shall without undue delay (unverzüglich) notify the Vendor of any claim asserted against or requests made towards the Purchaser, the Company or the Subsidiaries by any third party, court, arbitrator or governmental authority or of any investigation by any court, arbitrator or governmental authority which, in each case, would reasonably be expected to give rise to a Vendor’s Breach (“Third Party Claim”).

11.3.2	No Admittance by Purchaser

In the event of a Third Party Claim the Purchaser shall not, and shall procure that the Target Companies do not, admit any liability or acknowledge, settle or dispose over any Third Party Claim without

a)	prior consultation with the Vendor; and

b)	prior written consent of the Vendor, which shall, however, not be unreasonably withheld.

11.3.3	Acknowledgement by Vendor

a)

The Vendor is entitled to take over the defence against a Third Party Claim by written notice to the Purchaser at any time at its sole discretion. In case of a take-over of the defence against a Third Party Claim, the Vendor may in

53/88

particular take any measures (or cause the Purchaser or the respective company of the Target Group to take such measures) that in its opinion are necessary to dispute, defend, acknowledge or settle such Third Party Claim in the name and on behalf of the Purchaser or the Target Companies with Purchaser’s prior written consent not to be unreasonably withheld (it being deemed not unreasonable if (i) non-monetary actions (ii) monetary actions without indemnification, or (iii) an admission of fault by any party other than the Vendor Group are requested), provided that,

(i) Purchaser shall be kept informed of all circumstances of the defence,

(ii) Vendor shall consult with Purchaser at any time upon Purchaser’s request, and

(iii) Purchaser may hold Vendor liable, if Vendor does not conduct the defence diligently and not in line with Purchaser’s advice and causing (additional) damages thereby.

b)	To the extent requested by the Vendor for the defence against a Third Party Claim, the Purchaser shall provide, and shall procure that the relevant company of the Target Group provides, the Vendor, its representatives, advisors and accountants with all relevant information, documents and assistance.

11.3.4	Regulatory Third Party Claim

a)	In the event Third Party Claim involves or could involve a regulator (“Regulatory Third Party Claim”) the Purchaser shall be entitled to defend Regulatory Third Party Claim and the Vendor is not entitled to take over the defence of Regulatory Third Party Claim without Purchaser’s consent. The Purchaser may in particular take any measures (or cause the respective company of the Target Group to take such measures) that in its opinion are necessary to dispute, defend, acknowledge or settle Regulatory Third Party Claim in its own name or in the name and on behalf of the companies of the Target Group. The Vendor shall (i) be kept informed of all circumstances of the defence and (ii) consult with the Purchaser at any time upon Vendor’s request if the circumstances permit.

b)	The Vendor shall not be liable for a Regulatory Third Party Claim if and to the extent the Purchaser or, after Closing, any of the Target Companies acknowledges or settles or waives to dispute or to defend itself against such Regulatory Third Party Claim. The preceding sentence shall not apply and the Vendor shall remain liable for the Regulatory Third Party Claim if and to the extent the Purchaser proves that the Regulatory Third Party Claim would also have arisen without the acknowledgement, settlement or waiver.

54/88

11.3.5	Costs and Expenses of Defence

The costs and expenses incurred by the respective Party for defending against the Third Party Claim or the Regulatory Third Party Claim shall be borne

a)	by the Vendor to the extent that it turns out that a Vendor’s Breach was involved; and

b)	by the Purchaser to the extent that it turns out that no Vendor’s Breach was involved.

The ratio of the cost-allocation of a proceeding with the third party shall also be binding between Vendor and Purchaser.

12.	General Exclusions and Limitations of Vendor’s Liability

12.1	Limitation of Vendor’s Liability

Without prejudice (unbeschadet) to any other exclusions or limitations set forth in this Agreement, the Vendor shall not be liable and the Purchaser shall not have any claims against the Vendor under or in connection with the Vendor’s Representations, if and to the extent (i.e. provided that such exemption shall only relieve the Vendor of its liability to the extent that the occurrence of any of the conditions below would have reduced the respective Loss) that one of the following exemptions applies:

a)	the Purchaser, its Affiliates and/or, after the Closing Date, a Target Company, has negligently caused or contributed to the relevant Losses according to section 254 BGB; and/or

b)	the procedures and time limits set forth in Clause 11.2 and 11.3 have not been complied with by the Purchaser or any of its Affiliates or the Target Companies and such non-compliance has caused or increased the damage resulting from the Vendor’s Breach; and/or

c)	where guarantee statements refer to title to (Inhaberschaft) or ownership of (Eigentum) assets (Gegenstände), the existence of and/or obligation to grant the following third party rights with respect to these assets shall not be deemed to qualify as a Vendor’s Breach: (i) statutory third party rights (e.g. statutory security rights in favour of tax authorities, statutory pre-emption rights (Vorkaufsrechte) of governmental entities, landlord-pledges (Vermieterpfandrechte) according to section 562 BGB; rights according to section 72 VAG) or (ii) customary (handelsübliche) security rights for debt reflected in the Financial Statements or the Interim Financial Statements (e.g. security rights granted to banks to secure their credit); and/or

55/88

d)	any claims of the Purchaser that result from or are increased as a result of:

(1)	any change in accounting practices of the Purchaser, its Affiliates and/ or, after the Closing Date, a company of the Target Group; and/or

(2)	any change in the accounting or taxation policies or practices (including methods of submitting Tax Returns) applied by the Purchaser, its Affiliates and/or a company of the Target Group on or after the Closing Date; and/or

(3)	the passing of, or a change in, any law, regulation or rule or the change of interpretation of any law, regulation or rule by any of the German Federal Courts reversing or amending its prior interpretation or a change in the written administrative practice of BaFin after the Closing Date or the facts underlying a claim are triggered by transactions contemplated in this Agreement;

e)	the matter to which the claim of the Purchaser relates has been taken into account in the Financial Statements or the Interim Financial Statements as a liability (Verbindlichkeit), provision (Rückstellung) other than by a general provision (pauschale Rückstellung) not calculated in view of specific risks, depreciation (Abschreibung) or valuation adjustment (Wertberichtigung); and/or

f)	based on the argument that the Purchaser calculated the Purchase Price on an incorrect basis and thereby multiplying an alleged damage; and/or

g)	the Purchaser or its legal representatives (Organ) or any person involved in the transaction by (i) having entered the VDR, (ii) taking part in any of the management meetings and any of the expert calls listed in Schedule 12.1g) Part A, except as specified in Schedule 12.1g) Part B on behalf of the Purchaser, the Guarantor or any Affiliate of the Guarantor had actual knowledge (positive Kenntnis) prior to the date of this Agreement of the circumstances constituting the relevant Vendor’s Breach; and/or

h)	the matter to which the claim of the Purchaser relates or the underlying facts were disclosed in the Agreement or any of the Schedules attached to the Agreement regardless of whether or not the relevant Clause or Schedule makes specific reference to the Clause of the Agreement which includes the respective Vendor’s Representation (provided that such matters are fairly disclosed in sufficient detail and in a manner and location within the Agreement or the Schedules where a reasonable person knowing the Agreement and all Schedules thereto would be able to identify such information in connection with the specific Vendor’s Representation – in order to enable the Purchaser to assess their relevance to the specific Vendor’s Representation); and/or

i)

the matter to which the claim of the Purchaser relates or the facts underlying or constituting such claim were disclosed in writing in the virtual data room made available to the Purchaser in the course of the process, including the written Q&A process contained in such virtual data room (the “VDR”); provided, that

56/88

information shall only be deemed to have been disclosed for purposes of this Section 12.1(i) if (i) such information is either included in the Blue Ray Disc delivered by Sterling on behalf of Vendor to Linklaters as Purchaser’s legal counsel on January 12, 2015, labelled “BLUE 9th January 2015 11:15 GMT”, containing the full contents of the VDR or communicated by Vendor or its legal advisors by any of the e-mails (including the attachments thereto) which are shown (excluding attachments thereto) in Schedule 12.1 i), and (ii) such information is fairly disclosed in the VDR in sufficient detail and in a manner and in a location where a reasonable person would expect to search for such information in connection with the specific Vendor’s Representation in order to enable the Purchaser to assess their relevance to the specific Vendor’s Representation; provided, further, that this Clause 12.1(i) shall not apply to Clauses 10.1, 10.2, 10.3, 10.4. 10.5, 10.6, 10.11, 10.12.1g), 10.14, 10.20, or to the failure to include information in any Schedules referenced in any such Clauses.

j)	where the liability is contingent only, the Vendor shall only be liable if and until such contingent liability becomes an actual liability or is finally adjudicated; and/or

k)	where the realisation of the claim would lead to or result in a double discharge of the Loss in question (keine Doppelanrechnung). For the avoidance of doubt, if the Purchaser is entitled to a claim or payment in respect of the same factual circumstances under more than one provision of this Agreement, it shall only be entitled to recover once; and/or

1)	where advantages result from the specific cause of the Vendor’s liability, in particular tax advantages and damages covered by a claim against Third Parties.

Clause 12.1 h) and i) shall not apply to claims arising due to a breach of any Fundamental Representation set forth in Clause 10.

12.2	Tax Representations

If any of the Vendor’s Representation set forth in Clause 10.17 is breached, the Vendor shall solely be liable for Losses in the form of non-Tax damages (nichtsteuerliche Schäden) (subject to the further limitations contained in this Agreement), and the Purchaser shall not be liable to claim any indemnity for Taxes based on a breach of such Vendor’s Representation, except for late payment or filing charges that may result from a breach of Clause 10.17 a) and are assessed for periods after the Effective date. Clause 14 shall remain unaffected.

57/88

12.3	Monetary Limits

12.3.1	De Minimis Rules

The Vendor shall only be liable for Vendor’s Representations if and to the extent (Freibetrag)

a)	the amount of an individual claim or the aggregate amount of a series of claims based on the same origin (gleicher Lebenssachverhalt) exceeds EUR 75,000 (in words: Euro seventy-five thousand) (individual de minimis) (“Individual De Minimis Amount”); and in addition

b)	the total amount of all claims exceeding the Individual De Minimis Amount exceeds EUR 500,000 (in words: Euro five hundred thousand) (de minimis) (“De Minimis Amount”).

12.3.2	Liability Cap

The aggregate liability of the Vendor under this Agreement shall not exceed 35% of the Purchase Price attributed to the Shares (“General Liability Cap”).

12.3.3	Inapplicability of Monetary Limits

The caps set forth in Clause 12.3 (Monetary Limits) shall not apply to claims arising due to (i) a breach of the Vendor’s Representations set forth in Clause 10.3a) (Shares in Company and Subsidiaries) and Clause 10.17 (Tax) which shall be limited to 100% of the Purchase Price (i.e. EUR 66,450,000.00 (in words: sixty six million four hundred and fifty thousand Euro) (the “Title Liability Cap”), (ii) (A) a breach of the Vendor’s Representations set forth in the Fundamental Representations other than covered by the Title Liability Cap and (B) claims arising due to a breach of the Vendor’s Covenants other than set forth in Clause 9.1.1 which shall be limited to 50% of the Purchase Price (i.e. EUR 33,225,000.00 (in words: thirty three million two hundred and twenty five thousand Euro) (the “Fundamental Liability and Covenant Cap”; and together with the General Liability Cap and the Title Liability Cap the “Liability Caps”) and (iii) the obligation set forth in Clause 14.6.2 lit. a, which shall be unlimited. However, in case of the Vendor’s liability mentioned in Clause 12.3.2 and mentioned under this Clause 12.3.3 (i) and (ii), the damages shall fill-up the General Liability Cap under Clause 12.3.2 and/or the Title Liability Cap and the Fundamental Liability and Covenant Cap set out under this Clause 12.3.3, so that the respective Liability Cap is reduced by an amount equal to the damages accrued under the other Liability Caps.

12.4	Time Limits

12.4.1	Limitation

All claims of the Purchaser under or in connection with the Vendor’s Representations or the Vendor’s Covenants shall become time barred (verjähren) on June 30, 2017, regardless of when the claim came into existence and/or when the Purchaser became aware or should have become aware of the facts underlying the claim (ohne Rücksicht auf die Entstehung des Anspruchs und die Kenntnis oder grob fahrlässige Unkenntnis der den Anspruch begründenden Umstände), with the exception of all claims of the Purchaser

58/88

a)	for Vendor’s Breaches pursuant to Clause 10.3 (Shares in Company and Subsidiaries) a) and b) which shall become time barred (verjähren) ten (10) years after Closing and for Vendor’s Breaches of the Fundamental Representations which shall become time barred (verjähren) seven (7) years after Closing and for Vendor’s Breaches pursuant to Clause 10.7.4 (Environmental contaminations) which shall become time barred (verjähren) on June 30, 2019, regardless of when the claim came into existence and/or when the Purchaser became aware or should have become aware of the facts underlying the claim (ohne Rücksicht auf die Entstehung des Anspruchs und die Kenntnis oder grob jahrlässige Unkenntnis der den Anspruch begründenden Umstände);

b)	arising pursuant to Clause 10.17 (Tax) which shall become time barred (verjähren) five (5) years after Closing.

12.4.2	Exclusion

Sections 203 and 209 BGB shall not apply.

12.5	Exclusion of Other Rights and Remedies of the Purchaser

The rights and remedies which the Purchaser may have against the Vendor based on a Vendor’s Breach of any of the Vendor’s Representations shall be limited to the rights and remedies explicitly set forth in this Agreement, and the rights and remedies provided for in this Agreement shall be the exclusive rights and remedies available to the Purchaser in relation to Breaches of the Vendor’s Representations. Thereby in particular

a)	any defect-related rights and claims in accordance with sections 434 to 441, 443 and 453 BGB;

b)	any rights to withdraw (zurücktreten) from this Agreement or to require the unwinding of the transactions contemplated by this Agreement, any rights to reduction of the purchase price (Minderung), avoidance (Anfechtung), or any rights to terminate the Agreement;

c)	any rights and claims for breach of pre-contractual obligations (culpa in contrahendo, sections 241 (2), 311 (2) (3) BGB);

d)	any claims for frustration of agreement pursuant to section 313 BGB (Störung der Geschäftsgrundlage) and any other rights to require adjustment of the Agreement (Vertragsanpassung); and

e)	any claims based on unjust enrichment (ungerechtfertigte Bereicherung) or tort (Delikt) shall be excluded.

59/88

12.6	Liability from wilful misconduct

Section 276 (3) BGB will prevail in relation to the limitations pursuant to Clauses 12.1, 12.3, 12.4 and 12.5.

13.	Purchaser’s and Guarantor’s representations; Purchaser’s Indemnification

13.1	General

The Purchaser and the Guarantor hereby represent and warrant to the Vendor by way of an independent guarantee (selbstständiges Schuldversprechen) that the statements set forth in this Clause 13 (together the “Purchaser’s Representations”) are correct and complete on the date of this Agreement up to the Closing Date. The Purchaser’s Representations are made only within the scope and subject to the qualifications, requirements, limitations, rights and remedies of Clause 12, which applies mutatis mutandis to the scope of the Purchaser’s Representations, to breaches of the Purchaser’s Representations and to the rights and claims of the Vendor due to such breaches.

13.2	Authorisation of Purchaser

13.2.1	Status

The Purchaser is duly established and validly existing as a limited company (GmbH), incorporated under the laws of the Federal Republic of Germany, registered in the commercial register of the local court (Amtsgericht) of Munich under no. HRB 214744. The Guarantor is duly established and validly existing as a limited company under the laws of Bermuda.

13.2.2	No insolvency

a)	Neither the Purchaser nor the Guarantor is over-indebted, unable to pay its debts when they become due (zahlungsunfähig), insolvent or subject to any insolvency proceedings. No circumstances exist that would require or justify the opening of or a petition for the opening of such proceedings pertaining to the Purchaser or the Guarantor.

b)	The location in which the Purchaser is actually administered and where all material decisions are taken (tatsächlicher Verwaltungssitz) is in Germany. The location in which the Guarantor is actually administered and where all material decisions are taken (tatsächlicher Verwaltungssitz) is in Bermuda.

60/88

13.2.3	Due authorisation

Both the Purchaser and the Guarantor have the power, authority and capacity to execute and perform this Agreement and the transactions contemplated herein. All legally necessary corporate action has been taken and all legally necessary consents have been obtained by the Purchaser and the Guarantor with regard to the execution and performance of this Agreement and the transactions contemplated herein other than the clearances by the merger control authorities and the BaFin referred to in Clauses 7.1 and 7.2 and other approvals expressly referred to in this Agreement.

13.2.4	Legal, valid, binding and enforceable obligations

This Agreement has been duly executed on behalf of the Purchaser and the Guarantor and constitutes legal, valid and binding obligations of the Purchaser and the Guarantor which are enforceable under German law in accordance with their terms.

13.2.5	No interference

No legal or administrative proceedings are pending or, to best knowledge of the Purchaser or the Guarantor, threatened against or affecting the Purchaser or the Guarantor before any court, arbitrator or governmental authority which could in any manner materially affect the execution or performance of this Agreement or the transactions contemplated herein. No circumstances exist that could give, from an objective point of view, rise to any of the foregoing.

13.3	Financial capability

The Guarantor has sufficient immediately available funds or binding, unconditional and irrevocable financing commitments and will finance the Purchaser to effect the payment of the Purchase Price in accordance with this Agreement.

13.4	No knowledge of Vendor’s breach

Based on its due diligence review or otherwise, the Purchaser has no actual knowledge of any circumstances that could give rise to claims against the Vendor under or in connection with this Agreement.

13.5	Indemnification by Purchaser

Should the Company or any of the Subsidiaries assert any claims against the Vendor or any other company of the Vendor Group based on (a) sections 57, 62 AktG, (b) section 117 AktG, (c) sections 311 through 319 AktG or (d) sections 30, 31 German Limited Liability Company Act (GmbHG), the Purchaser shall indemnify the Vendor or, as the case may be, any other company of the Vendor Group from any such liability against the Company or any of its Subsidiaries and any reasonable cost associated with the defense against such claims.

61/88

14.	Tax Indemnification

14.1	Definitions

The following terms, as used in this Agreement, shall have the following meaning:

“Effective Date” means December 31, 2013.

“Indemnifiable Tax” means (i) any Tax imposed on any Target Company by any Taxing Authority and relating to any time period (Zeitraum) or portion thereof ending on or before the Effective Date, and (ii) any extraordinary Tax imposed on any Target Company by any Taxing Authority for the period after the Effective Date until the date of this Agreement because of (a) a reorganization involving such Target Company under the German Reorganization Tax Act (Umwandlungssteuergesetz) has been executed during this time period; or (b) any of the Target Companies has taken any measure, action or omission during such time period which results in the tax group for VAT purposes (umsatzsteuerliche Organschaft) with the Company as controlling entity (Organträger) and DLL, DLA, DLP and HLV as controlled entities (Organgesellschaflen) not being recognized for VAT purposes; or (c) any sale and/or transfer of real estate assets between the Target Companies during this time period; or (d) any waiver of debt between the Target Companies during this time period.

“Relevant Tax Matter” means any existing or future proposed audit, assessment, dispute or other circumstance, in each case relating to any matter which could give rise to (or increase) a Tax Indemnification Claim or a claim of Vendor under this Clause 14.

“Tax or Taxes” means any taxes within the meaning of section 3 of the German Fiscal Code (Abgabenordnung) and equivalent taxes under the laws of any other jurisdiction, customs duties and social security contributions irrespective of whether (i) owed as primary tax liability or secondary liability, (ii) assessed or withheld or (iii) payable by law or by contractual obligation, together in each case with any interest, penalty, fine or addition thereto.

“Tax Benefits” shall have the meaning as defined in Clause 14.2.1c).

“Tax Indemnification Claim” shall have the meaning as defined in Clause 14.2.1.

“Tax Refund” means any repayment of any Tax, received in cash, by way of set-off or otherwise.

62/88

“Tax Return” means any return, declaration, report, claim for refund, notice, form or information, applications, notifications and registrations relating to any Tax, including any schedule or attachment thereto.

“Taxing Authority” means any competent governmental authority in charge of imposing any Tax.

“VAT” means any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112)

14.2	Tax indemnification

14.2.1	Subject to the provisions contained in this Clause 14.2.1, the Vendor shall pay to the Purchaser an amount equal to any Indemnifiable Tax (the “Tax Indemnification Claim”), provided that the Vendor shall not be liable vis-a-vis the Purchaser (and the Tax Indemnification Claim shall be reduced accordingly) if and to the extent:

a)	the respective Tax has been paid until the Effective Date;

b)	liabilities (Verbindlichkeiten) or provisions (Rückstellungen) for the respective Tax are included in the Financial Statements,

c)	the Purchaser, any of the Target Companies or any of their Affiliates are entitled to any benefits in respect of Taxes that are associated with a Tax Indemnification Claim and arise for periods or portions thereof beginning after the Effective Date, including (without limitation) benefits resulting from the lengthening of any amortization or depreciation periods, a step-up in the Tax basis of assets or the non-recognition of liabilities or provisions (Phasenverschiebung) (herein collectively “Tax Benefits”), it being understood that the net present value of the corresponding Tax Benefits shall reduce the Tax Indemnification Claim. The net present value shall be calculated on the basis of (a) the Tax rates applicable (or expected to be applicable) in the year in which the respective Tax Benefit arises, and (b) an applied discount factor of four (4) per cent p.a. If the discount period cannot be determined a period of five (5) years shall be used;

d)	the amount of Taxes results from any transaction, action or omission (including but not limited to the change in the exercise of any Tax election right, the termination of any Tax consolidation scheme, the approval or implementation of any reorganisation measure or the sale of any asset) taken by the Purchaser, any of the Target Companies or any of their Affiliates on or after the Closing Date unless mandatorily required under applicable law;

e)	the respective Tax has been caused by a non-compliance of any Target Company, the Purchaser, or any of their Affiliates with the procedures set forth in Clauses 14.4 and 14.5; or

f)	the amount of Taxes has been or may be recovered from a third party (including under an insurance policy).

63/88

14.2.2	Any amounts payable to the Purchaser under this Clause 14.2 shall be payable and due within five (5) Business Days prior to the due date of the respective tax but not before ten (10) Business Days after the Vendor has been notified by the Purchaser about such due date.

14.3	Tax refunds

The Purchaser shall pay to the Vendor any Tax Refunds received by the Target Companies (i) for any time period (Zeitraum) or portions thereof ending on or before the Effective Date, except to the extent the respective claim for a Tax Refund is shown in the Financial Statements or to the extent such Tax Refund will result in a corresponding Tax liability as a reversal effect in the time period after the Effective Date, it being understood that only the net present value of the future Tax liability shall reduce the Tax Refund by applying the calculation method as set forth in Clause 14.2.1 c) accordingly, and (ii) for any time period or portions thereof after the Effective Date if the relevant Tax was previously indemnified under this Agreement. The Purchaser shall notify the Vendor in writing within ten (10) Business Days of any relevant decision by the Taxing Authority, and any amount payable to the Vendor pursuant to this Clause 14.3 shall be due and payable within twenty (20) Business Days after the Tax Refund has been received by the Target Company.

14.4	Tax returns and tax assessments

14.4.1	Tax Returns to be filed after the Closing Date for any period ending before or including the date of this Agreement shall be prepared consistent with the policies, procedures, practices and election rights adopted in the financial statements of the relevant Tax period unless any deviation from such policies, procedures, practices or election rights is mandatorily required under applicable law. The Purchaser shall ensure that any Tax Return to be filed for any period ending before or including the date of this Agreement will not be filed without the Vendor’s consent which shall not unreasonably be withheld or delayed. Such Tax Returns shall be furnished to the Vendor no later than thirty (30) Business Days prior to the due date of the relevant Tax Return and will be filed in accordance with the Vendor’s instructions unless and except to the extent such instructions do not comply with mandatory law. The Vendor shall provide instructions within twenty (20) Business Days after receipt of the relevant Tax Return. Any Tax Returns relating to any period ending before or including the date of this Agreement may not be amended without the prior written consent of the Vendor, which shall not be unreasonably withheld by the Vendor, and the Purchaser shall follow, and shall cause the Target Companies to follow any instructions of the Vendor regarding the amendment of such Tax Returns unless otherwise required under mandatory law.

64/88

14.4.2	If, after the Closing Date, any Taxing Authority informs the Purchaser or any Target Company of a Relevant Tax Matter, or if the Purchaser or any Target Company otherwise becomes aware of any Relevant Tax Matter, the Purchaser shall notify the Vendor of such matter. The Purchaser’s notice shall be given within five (5) Business Days after the Purchaser or the relevant Target Company has received the relevant information or knowledge, or at any earlier date if required to enable the Vendor to participate in any Tax audit or to review the relevant Tax assessment within the applicable period available for an appeal or other legal remedy. If the Purchaser has reason to believe that a payment is to be made by the Vendor pursuant to Clause 14.2, such notice shall state the amount of the alleged Tax Indemnification Claim and must be accompanied by evidence reasonably necessary to determine the fact, amount and payment of such claim.

14.5	Cooperation on tax matters

14.5.1	The Purchaser shall, and shall ensure that the Target Companies, their Affiliates and their respective employees and advisors fully cooperate with the Vendor and its advisors in connection with any Relevant Tax Matter, including but not limited to the filing of any Tax Return, the conduct of any inquiry, examination, audit, investigation, negotiation, dispute, appeal or Iitigation, and the Vendor shall be in control of any Relevant Tax Matter and the Purchaser shall (and shall ensure that the Target Companies) follow any instructions of the Vendor unless and to the extent such instructions do not comply with mandatory law.

14.5.2	In particular, and without prejudice to the aforementioned the Purchaser shall

a)	not cause or permit any of the Target Companies to take any action on or after the Closing Date (including, without limitation, the making or changing of any Tax election, the amendment of any Tax Return or the taking of any Tax position on any Tax Return) that could give rise to (or increase) any Tax Indemnification Claims unless such action is mandatorily required under applicable law;

b)	keep and make available to the Vendor, and instruct that the Target Companies will keep and make available to the Vendor, all books, records and information relating (wholly or partly) to any Relevant Tax Matter in accordance with, and during the periods required under statutory law (and to the extent such books, records and information might be of relevance for the Relevant Tax Matter, until the relevant Tax has become final and binding and can no longer be amended);

c)	provide, or instruct the Target Companies to provide, to the Vendor and its advisors, which are bound to professional secrecy, upon the Vendor’s request, all relevant documents or other information and permit, or instruct the Target Companies to permit, the Vendor and their representatives to have access, during regular business hours and upon reasonable advance notice, to the premises, employees and books and records of the Target Companies, to the extent relating to a Relevant Tax Matter;

65/88

d)	permit, or instruct the Target Companies to permit, the Vendor and its advisors, which are bound to professional secrecy, to participate at their discretion, in all current and future Tax proceedings relating (wholly or partly) to a Relevant Tax Matter;

e)	challenge and litigate, and instruct the Target Companies to challenge and to litigate, at the request of the Vendor and at the Vendor’s discretion and according to the Vendor’s instructions, any Tax assessment relating to a Relevant Tax Matter;

f)	authorize, or instruct the Target Companies to authorize the Vendor or its advisors (upon the Vendor’s request), by power of attorney and such other documentation as may be necessary and appropriate to represent the Target Companies in the Relevant Tax Matter; and

g)	not accept, compromise, dispose of or settle, and instructs that none of the Target Companies accepts, compromises, disposes of or settles, any Tax proceedings or Tax assessment relating to a Relevant Tax Matter without the Vendor’s prior written consent, which shall not be unreasonably withheld by the Vendor.

14.5.3	If any Tax assessment is challenged or litigated by any Target Company upon request of the Vendor (as set forth in Clause 14.5.2) any process costs such as court and administrative fees shall be at the Vendor’s expense. The same applies for any legal advisor fees, which occur in relation to the representation of such Target Company in respect of the challenge or litigation of the Tax assessment (“Tax Proceeding Representation”). In this respect, the Vendor shall be entitled to instruct the respective Target Company on which particular legal advisor it shall engage for the Tax Proceeding Representation, and neither the Target Company nor the Purchaser shall have the right to engage any other advisor for the Tax Proceeding Representation. Any other costs in relation to any tax cooperation under this Clause 14 shall be borne by the Party or Target Company incurring the costs individually.

14.5.4	With respect to periods until Closing the Vendor shall in good faith consider any request of the Purchaser to provide upon the Purchaser’s expense any oral or written information with respect to Taxes, which may reasonably required for the Purchaser to settle any existing or future proposed audit, assessment, dispute or other circumstance with the relevant Taxing Authority (without limiting any of the rights of the Vendor or the Purchaser under this Clause 14).

66/88

14.6	Miscellaneous

14.6.1	All payments to be made by the Vendor to the Purchaser or by the Purchaser to the Vendor under this Clause 14 shall (for accounting purposes) constitute a reduction or an increase in the Purchase Price, as the case may be. If and to the extent payments are made by the Vendor directly to any of the Target Companies, such payments shall be construed and deemed as contributions (Einlagen) made by the Purchaser into the respective Target Company and shall be treated as a reduction of the Purchase Price as between the Vendor and the Purchaser.

14.6.2	With respect to German real estate transfer transfer tax (“RETT”) the following shall apply:

a)	Any RETT triggered by the execution and consummation of this Agreement – except for RETT (if any) triggered with respect to minority shareholdings held by the Target Group in any real estate partnership which shall be solely borne by the Purchaser – shall be split between the Vendor and the Purchaser such that each of the Vendor and the Purchaser bears 50% of such RETT.

b)	The Parties shall fully cooperate with each other, and shall have joint control, for the purpose of defending against any such RETT if either Party, in its sole discretion, deems the RETT amount due inappropriate, in particular the Purchaser shall ensure that (i) the Vendor will be informed immediately about any announced assessment of RETT, (ii) such assessment will be contested upon the Vendor’s request and (iii) the Vendor is able to fully participate in any proceeding with the Taxing Authorities or any Tax court in respect of such RETT. If the RETT assessment is contested, the Vendor and Purchaser shall each bear 50% of any process costs, such as court fees, administrative fees and lawyers fees for representation of the relevant Target Company in a court case. Any other costs of the Parties, for example any additional advisor fees, are to be borne by the Party incurring the costs individually.

c)	The Parties agree that the Purchaser shall file, on its own behalf and on behalf of the Vendor, the RETT notification according to sections 19 and 20 of the German RETT Act (“RETT Notification”), and the Vendor and the Purchaser shall fully cooperate for the purpose of filing the RETT Notification. If Closing does not occur and nonetheless any RETT has to be paid, or remains due, then such RETT shall be solely borne by the Purchaser (irrespective of the reason why such RETT is (or remains) payable); provided however that if Closing does not occur because the competent authorities granted clearance for the transactions contemplated in this Agreement only with obligations or conditions or similar qualifications, commitments or other agreements within the meaning of Clause 7.4 which are not incurring any material obligations to the Vendor or any company of the Vendor Group and which the Purchaser is able and willing to fulfil at its own cost but the Vendor denies the fulfilment of the respective Closing Conditions then any RETT nonetheless due shall be borne equally between the Parties. In addition, if RETT is payable before Closing such RETT shall be expensed entirely by the Purchaser, and the Vendor shall reimburse 50% of such RETT upon Closing to the Purchaser.

67/88

14.6.3	Claims under this Clause 14 shall be time-barred six (6) months after the Tax assessment (Steuerbescheid) for the respective Tax and the respective assessment period can no longer be challenged or amended by the relevant Taxing Authority, provided however, that the Vendor’s rights under this Clause 14 shall not be time-barred before the expiration of three (3) months after the Vendor has been notified by the Purchaser about the circumstance giving rise to a Vendor’s claim.

14.6.4	The limitations set forth in Clause 12.3 and 12.4.1 shall not apply to any claims under this Clause 14.

14.6.5	Clause 12.5 shall apply accordingly to any claims under this Clause 14.

15.	Intra-Group Relations

15.1	General

The Vendor and the Purchaser shall reasonably cooperate to procure a smooth and expedient transition of the Target Group to the Purchaser.

15.2	Period between signing of this Agreement and Closing

a)	In the period between the date of signing of this Agreement and the Closing Date, the Vendor shall provide to the Purchaser (i) those material financial and operational information relating to the Target Group’s business which the Target Companies provide to their supervisory boards and/or the Vendor, including all quarterly financial reporting documentation of the Target Group, (ii) financial, actuarial and other relevant information reasonably required for the tasks outlined in Clauses 15.2c), 15.2d), 15.2e), 15.2f) and (iii) such other additional information in relation to the conduct of operations of the Target Group which the Purchaser may reasonably request for the purpose of implementing this Agreement. To the extent required by the Purchaser for the purpose of implementing this Agreement, the Vendor shall further grant to the Purchaser reasonable access to the board members of the Company and/or senior employees of the Target Companies on a case by case basis and the Purchaser and Guarantor and their Affiliates shall refrain to contact any board members or employees of the Target Group without prior consent of Vendor, such consent not to be unreasonably withheld and deemed to be granted if and to the extent as agreed in the joint projects outlined in Clauses 15.2c), 15.2d), 15.2e) and 15.2f). The confidentiality obligations set out under Clause 18 shall apply vis-a-vis the Purchaser, Guarantor and any of its Affiliates in respect of all information and documents made available under this Clause 15.2 and the obligations of the Purchaser under this Clause 15.2 shall only exist to the extent that the outstanding merger control clearance in accordance with Clause 7.1 does not hinder granting such information access and/or forwarding of documentation.

68/88

b)	The Parties agree that the Guarantor will be required to link several aspects of the Target Group’s operations to the organization and processes of the Guarantor and its Affiliates. The Parties shall within four (4) weeks after the date of this Agreement implement a joint preparation team (the “Preparation Team”) consisting of one representative of each the Vendor, the Purchaser and the Company. Initially, the Preparation Team will set up the “US-GAAP Team” covering the aspects in relation to Clause 15.2c), the “S-II Team” covering the aspects in relation to Clause 15.2d) and the “IMA Team” covering the aspects in relation to Clause 15.2e) (each a “Team”). Each Team will be headed by a board member or senior employee of the Target Group and will include team members of the Purchaser. The respective Teams will report to the Preparation Team, which shall supervise the daily operations of the Teams. This Preparation Team will report to the Steering Committee consisting of a representative of the Vendor and the Purchaser and the CEO of the Company joining as a non-voting member. The initial structure to be set up is shown in Schedule 15.2b). The Preparation Team will at any time operate within the specific mandate the Steering Committee defines. The Steering Committee can decide to expand or limit the scope of the Preparation Team’s projects at any time, based on requirements as revealed by new insights the Parties develop during the course until Closing. Upon substantiated request of the Preparation Team, the Steering Committee can at any time agree to expand or reduce the number of staff in the respective Teams.

c)	The Parties agree that the Guarantor will be required to integrate the Target Group’s financials in its US-GAAP reporting at latest as of the end of the first quarter following Closing. As the Target Group does not have employees experienced in US-GAAP, the Purchaser intends – based on today’s planning - to use well-qualified finance or actuarial staff employed by the Guarantor or any of its subsidiaries or consultants who shall at the costs of the Purchaser or any other Affiliated of the Purchaser prepare the US-GAAP reporting according to the Guarantor’s accounting guidelines based on the Target Group’s German GAAP accounts. In order to develop the most feasible approach to achieve the Purchaser’s target of timely US-GAAP reporting causing the least impact on the day-today operations of the Target Group, the Parties will according to Clause 15.2b) set up the US-GAAP Team who shall have the task to establish in good faith the organisational setup, operational structures and staffing required to accomplish the goal of timely US-GAAP reporting with the least impact on the day-to-day operations of the Target Group prior to Closing. Upon request of the Purchaser, DLL or the Company shall house at the costs of the Purchaser up to five (5) finance or actuarial individuals named by Purchaser who shall be part of the group preparing the US-GAAP reporting. It is the common understanding of the Parties that any work for preparing the US-GAAP reporting shall prior to Closing not materially impact the day-to-day operations of the Target Group and that the management boards of the Target Group can at any time stop the relevant persons involved and call for the Steering Committee’s review and appropriate amendment of the process. Any flow of information on the Target Group shall be exclusively dealt with under Clause 15.2a).

69/88

d)	The Vendor agrees to provide certain information and support regarding the implementation of Solvency II as outlined in Schedule 10.15.8 for the time between signing of this Agreement and Closing. As such support will terminate at Closing, the Parties will according to Clause 15.2b) set up the S-II Team who shall establish the requirements of future support to Target Group by the Guarantor or its Affiliates or advisors and define the information flow in either direction required. It is the common understanding of the Parties that any work of the S-II Team shall not materially impact the day-to-day operations of the Target Group and that the management boards of the Target Group can at any time stop the relevant persons involved and call for the Steering Committee’s review and appropriate amendment of the process. Any flow of information on the Target Group shall be exclusively dealt with under Clause 15.2a).

e)	The Parties agree that it is the interest of the Target Companies to have implemented the structural changes within the Target Group required for DLA fulfilling its obligations under the Investment Management Agreement as from the effective date of the Investment Management Agreement which is targeted to be Closing. The Parties further agree that neither the Vendor nor the Target Group shall be required to take actions having an irreversible effect or to implement structural changes prior to Closing but the goal shall rather only be to prepare the steps to be able to implement such measures necessary for the implementation of the Investment Management Agreement, however, taking into account that the preparation itself shall cause as little disturbance or material changes of the Target Group’s operations as possible. In order to develop the most feasible approach to achieve both goals described in the preceding sentences, the Parties will according to Clause 15.2b) set up the IMA Team who shall in good faith develop a transitional plan (the “IMA Transitional Plan”) specifying the details of the required measures and the relevant envisaged timeline for their preparation prior to Closing. The Parties undertake to promote in good faith the implementation of the IMA Transitional Plan following its approval by both the Vendor and the Purchaser and shall consult with each other on its implementation on a monthly basis (or more often, if reasonably requested by either Party). It is the common understanding of the Parties that any work of the IMA Team shall not materially impact the day-to-day operations of the Target Group and that the management boards of the Target Group can at any time stop the relevant persons involved and call for the Steering Committee’s review and appropriate amendment of the process. Any flow of information on the Target Group shall be exclusively dealt with under Clause 15.2a).

f)

The Guarantor and its Affiliates are subject to certain economic or financial sanctions or trade embargo laws administered or enforced from time to time by the European Union, the United States, Her Majesty’s Treasury of the United Kingdom or any other applicable jurisdictions, including but not limited to sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any order or license issued thereunder (collectively, “Sanctions Laws”), all laws, rules

70/88

and regulations of any jurisdiction applicable to the Purchaser, its Affiliates or the Target Companies from time to time concerning or relating to bribery or corruption, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended (“Anti-Corruption Laws”) or the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (“Patriot Act”). The Vendor agrees that the Purchaser shall have the opportunity to review the compliance of the Target Group with the Sanction Laws, Anti-Corruption Laws and the Patriot Act to the extent reasonably required in view of the run-off business of the Target Group and based on the understanding that (i) such review shall be done by an external law firm or other service provider bound by professional secrecy obligations against the respective Target Companies to the extent that personal data protected by Privacy Laws is involved in the review, (ii) the review shall not cause any material disturbances to the Target Group’s business and (iii) any costs (including internal costs) in relation to that exercise at the level of the Target Group shall be reimbursed by the Purchaser if no Closing occurs. Scope and details of such review shall be decided by the Steering Committee. To the extent that such review shows breaches of any Sanction Laws, Anti-Corruption Laws or the Patriot Act by any of the Target Companies, the Steering Committee shall determine in good faith any reasonable actions to be taken in order to terminate such breach prior to Closing and ensure compliance with Sanction Laws, Anti-Corruption Laws and the Patriot Act (including the implementation of adequate policies and procedures). Any flow of information on the Target Group shall be exclusively dealt with under Clause 15.2a).

15.3	Intercompany service agreements

15.3.1	Companies of the Target Group entered into an advisory services agreement with Delta Lloyd Asset Management N.V. (“DLAM NV”) in connection with the re-integration of the front and back office in the companies of the Target Group (the “Advisory Service Agreement”). In the course of the disentanglement, the Vendor shall cause the Advisory Service Agreement to be terminated with effect as of the Closing Date.

15.3.2	Subject to Closing, the Purchaser hereby guarantees, irrevocably and without limitation, to the respective counterparty of the Vendor Group that following the Closing DLL will fulfil all its obligations under the following agreements (the “Guaranteed Intercompany Agreements”) during the entire term of the respective Guaranteed Intercompany Agreement:

a)	Services agreement between Schadeverzekering N.V., Amsterdam and DLL (replacing certain existing agreements) which will be concluded prior to Closing in such form as attached as Schedule 15.3.2a); and

b)	Agreement between the Vendor and DLL dated June 6/15, 2012 regarding legal proceedings in connection with loans granted by DLL to Janssen & Helbing GmbH as attached as Schedule 15.3.2b).

71/88

The Purchaser hereby waives any rights it may have to require the respective counterparty of the Vendor Group to proceed first against or claim payment from DLL with the effect that as between the respective counterparty of the Vendor Group and the Purchaser, the latter shall be liable as principal debtor as if it had entered into the Guaranteed Intercompany Agreements to fulfil any obligation under the Guaranteed Intercompany Agreements, jointly and severally with DLL.

15.4	Use of Trade marks and Names

15.4.1	Transfer of Trade marks and Names

The Company shall prior to Closing sell and transfer certain trademarks including the designations “Delta Lloyd” or “DL” to the Vendor according to the Trademark Sale and Transfer Agreement a draft of which is attached as Schedule 15.4.1.

15.4.2	Scope of usage

a)	Subject to Clause 15.4.2.b) the Purchaser hereby undertakes to refrain from using the designations “Delta Lloyd” or “DL” and any Delta Lloyd-logo or a component thereof (with or without any additions) or any confusingly similar names, trade or service marks, other designations or logos (such designations together the “Vendor Group Designations”) as part of a trade name (Unternehmenskennzeichen), domain name, trade or service mark, logo or other identifier of source of goodwill.

b)	The Vendor hereby permits (gestattet) the companies of the Target Group to continue to use as at the Closing Date the Vendor Group Designations for a transitional period of

(1)	twelve (12) months after the Closing Date for the external and internal use ( e.g. on purchase orders, invoices, sales orders, labels, letterheads, shipping documents, stationery, promotional material, email addresses, websites, buildings, fixtures, other business items and materials and elsewhere);

(2)	twenty four (24 months after the Closing Date for the internal use in IT systems (e.g. as hard coded IP-addresses or in an IT system which is only used internally).

c)	After the end of the transitional periods stated in Clause 15 .4.2 b), the companies of the Target Group shall cease to use the Vendor Group Designations. The Purchaser shall procure that

(1)

with regard to Clause 15 .4.2 b)(1) in relation to external use, all measures, and with regard to Clause 15 .4.2 b)(1) in relation to internal use as well as with regard to Clause 15.4.2 b)(2), all commercially reasonable measures, in each case necessary for such discontinuation are taken, including, without

72/88

limitation, the adoption of shareholders’ and other resolutions, the obliteration or removal of the Vendor Group Designations from trade names (Unternehmenskennzeichen), purchase orders, invoices, sales orders, labels, letterheads, shipping documents, stationery, promotional material, email addresses, websites, buildings, fixtures, other business items and materials and elsewhere, provided that with regard of the termination of the use according to Clause 15.4.2 b)(l) (in relation to the internal use only) as well as Clause 15.4.2 b)(2) the use shall be terminated in any event within 48 (forty-eight) months after the Closing Date; and

(2)	the companies of the Target Group shall transfer to the Vendor at the Vendor’s cost all internet domains owned by the companies of the Target Group containing the designation “Delta Lloyd”, if any.

15.4.3	Indemnification

a)	The Purchaser hereby agrees that the Vendor shall not be responsible or liable for claims of Third Parties arising out of or in connection with the use of the Vendor Group Designations by the Purchaser or any company of the Target Group after the Closing Date. The Purchaser shall indemnify and hold the Vendor and its Affiliates harmless (freistellen und schadlos halten) from and against any such Third Party Claims. The Vendor’s representations under Clause 10.8.3a) remain unaffected.

b)	In case of each breach by the Purchaser or its Affiliate or any company of the Target Group of the obligations incumbent on them under this Clause 15.4 (Use of Trade marks and Names), the Purchaser undertakes to pay a contractual penalty to the Vendor in the amount of EUR 200,000 (in words: Euro two hundred thousand), unless Purchaser provides evidence that it fully remedied the breach and removed all negative effects and results of such breach within four weeks after Vendor’s request for restitution. In case of a continued breach, a contractual penalty of EUR 500,000 (in words: Euro five hundred thousand) shall be newly incurred for each commenced four-week period of such breach by the Purchaser or its Affiliates or any company of the Target Group. Contractual penalties shall be due for payment immediately upon the relevant contractual penalty being incurred. The Purchaser’s obligation to compensate the Vendor for any further damage shall remain unaffected by a contractual penalty being incurred. The Purchasers’ obligation to comply with the terms of this Agreement shall continue to exist.

15.5	Members of the management and supervisory board

15.5.1

The Vendor shall fulfil any claims of current or former employees, members of the management board (Vorstand), managing directors (Geschäftsführer) of the companies of the Target Group under any stock options granted by the Vendor until the Closing Date pursuant to the rules of the stock option plans under which such stock options have been

73/88

granted as applicable from time to time irrespective whether such claims are directed against the Vendor or any of the companies of the Target Group. Neither of the companies of the Target Group shall be liable to indemnify the Vendor from or otherwise pay to the Vendor any costs connected with the fulfilment of any stock options granted by the Vendor and Vendor will indemnify the relevant company of the Target Group from any cost incurred in connection with the fulfilment of claims under the stock option plans other than from the obligation and the costs related to the proper calculation, withholding and payment to the respective authorities of taxes and social security charges related to the grant or fulfilment of such stock options.

15.5.2	Resignation of members of the supervisory board

a)	Resignation by supervisory board members

The Vendor shall procure that as of the Closing Date, all members of the supervisory board of the Company and/or Subsidiaries other than Employees’ representatives in the supervisory board of DLL shall tender in writing his/her resignation from all supervisory boards of the Target Group with immediate effect with letters essentially in the form as set out in Schedule 15.5.2a) (“Resigning Supervisory Board Members”).

b)	Acceptance of resignation

The Purchaser shall procure that

(i)	the respective companies of the Target Group accept the resignation with immediate effect following the resignation;

(ii)	all outstanding claims of the Resigning Supervisory Board Members against the Company and/or Subsidiaries resulting from their membership as specified in Schedule 15.5.2b)(ii), if any, shall be settled immediately after the resignation; and

(iii)	the Resigning Supervisory Board Members are fully discharged (entlastet) in accordance with section 120 AktG from their duties for the time periods of their tenure.

15.6	Jointly Used Information Technology Systems

To the extent that any of the Target Companies has jointly used any Information Technology Systems operated by any Affiliate of the Vendor Group (if any), the Vendor shall procure that the respective Target Companies shall continue to be entitled (but not be obliged) to use such Information Technology Systems for a transitional period of nine (9) months from the Closing Date against payment of the same fees as payable in the twelve (12) months period prior to the Closing Date (if any).

74/88

16.	Non-Compete, Non-Solicitation

16.1	Non-Compete

16.1.1	Until the expiry of three years from the date of this Agreement, the Vendor shall not, directly or indirectly, and shall procure that companies of the Vendor Group do not, directly or indirectly, compete with the Company and its Subsidiaries in the Competing Business. The current activities of the Vendor and its affiliates, including organic growth of such activities (which excludes acquisition of run-off life insurance portfolios within Germany), shall not be deemed to violate this non-competition obligation, provided that they are not extended in any material way and outside the ordinary course of business; an increase of such business activities up to 17.5% shall not be deemed to constitute such material extension. “Competing Business” means (i) advising or acquiring run-off life insurance portfolios within Germany or (ii) the licensed life insurance business provided to private customers within Germany, excluding the distribution of products designed for and offered to corporates like pension products for corporate customers.

16.1.2	The following exceptions to the Non-Compete Clause shall apply: The Vendor and companies of the Vendor Group shall be permitted to

a)	acquire an equity interest in a listed stock corporation held as a financial investment of up to 10% of the nominal capital of the respective corporation engaged in the Competing Business,

b)	acquire all or part of the shares in or all or part of the assets of a company that operates within the Competing Business or (b) to merge or otherwise cooperate with any company engaged in the Competing Business; provided, however, that the revenues generated by the acquired company (and its subsidiaries) with the Competing Business in the business year preceding the acquisition do not exceed 17.5% of the total revenues or 17.5% of the total liabilities of the acquired company (and its subsidiaries); and

c)	to distribute investment funds in Germany and asset management services for German enterprises.

16.2	Non-Solicitation

Until the expiry of three years from the date of this Agreement,

16.2.1	the Vendor shall not, and shall procure that the companies of the Vendor Group do not, directly or indirectly

a)	influence or attempt to influence any customer, supplier, consultant or other third party maintaining a contractual or other business relationship with the Target Group, to terminate or discontinue such relationship or to reduce the volume of goods or services provided thereunder, whereas the placing of an advertisement available to the public which leads to such changes shall not constitute a breach of this Clause 16.2.1a); or

75/88

b)	solicit or attempt to solicit the service or employment of any managing director, director, officer or employee of the Target Group (“Target Group Restricted Employee”), or inducing or attempting to induce any Target Group Restricted Employee to terminate their employment relationship, whereas the placing of an advertisement of a post available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 16.2.1 b) provided that no member of the Vendor’s Group encourages or advises such agency to approach any Target Group Restricted Employee.

16.2.2	the Purchaser shall not, and shall procure that the Affiliates of the Purchaser (including companies of the Target Group) do not, directly or indirectly

a)	influence or attempt to influence any customer, supplier, consultant or other third party maintaining a contractual or other business relationship with the Vendor Group, to terminate or discontinue such relationship or to reduce the volume of goods or services provided thereunder, whereas the placing of an advertisement available to the public which leads to such changes shall not constitute a breach of this Clause 16.2.2a); or

b)	solicit or attempt to solicit the service or employment of any managing director, director, officer or employee of the Vendor Group (“Vendor Group Restricted Employee”), or inducing or attempting to induce any Vendor Group Restricted Employee to terminate their employment relationship, whereas the placing of an advertisement of a post available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Clause 16.2.2b) provided that no member of the Purchaser’s Group encourages or advises such agency to approach any Vendor Group Restricted Employee.

17.	Guarantor for the Purchaser

The Guarantor hereby guarantees, irrevocably and without limitation, to the Vendor that the Purchaser will fulfil all its monetary obligations (including the payment of damages) under this Agreement in full and on time, in particular the payment of the Purchase Price and the indemnifications with regard to disentanglement. The Guarantor hereby waives any rights it may have to require the Vendor to proceed first against or claim payment from the Purchaser with the effect that as between the Vendor and the Guarantor, the latter shall be liable as principal debtor as if it had entered into the undertaking to fulfil any monetary obligation under this Agreement, in particular the payment of the Purchase Price, jointly and severally with Purchaser. The Guarantor further undertakes and procures that the Purchaser fulfils all non-monetary obligations under this Agreement.

76/88

18.	Confidentiality

18.1	Confidentiality Obligation

The Parties shall keep confidential and shall not disclose to any third party the contents of this Agreement and any confidential information regarding the other Party ( other than own Affiliates and advisors) disclosed to it in connection with this Agreement or its performance (other than information which is in the public domain) without the prior written approval of the other Party which shall not be unreasonably withheld or delayed. Each Party may disclose such matters or information without such approval if required to do so by applicable law, court or governmental order or stock exchange regulation or to agencies and regulators.

18.2	Return of Documents

If this Agreement is terminated without completion of the transfer of the Shares for whatever reason, the Purchaser shall return all documents and information (including information stored on electronic data carriers) received from the Vendor or on behalf of the Vendor which constitute or embody confidential information, together with any copies thereof and destroy all documents and information (including information stored on electronic data carriers) it has produced based on documents or information received from the Vendor.

19.	Notices and Communication

19.1.1	All notices, requests and other communication according to Clauses 6.2.2a), 7, 8, 9.1.2a), 9.1.2b), 9.1.3, 9.2a) sent. 3, 9.5e), 9.6.1, 11, 14.2.2 and 14.4 of this Agreement (including the making of any claims) shall be made in written form (within the meaning of section 126 (1) BGB, Schriftform) in the English or German language and delivered by hand, by courier, by fax or by pdf-copy to the person and at the address set forth below under Clauses 19.1.1 a) through c), or to such other person or address as one Party may notify to the other Party in compliance with the written form required under this Clause from time to time:

a) Vendor:

Address:	Delta Lloyd N.V.
Director Group Legal
Amstelplein 6,
NL-1096 BC Amsterdam
Fax:	Replaced by sending a pdf copy by e-mail to all of the
following addresses: nita_ kiliaan@deltalloyd.nl,
liesbeth_galesloot@deltalloyd.nl and
rene_ smit@deltalloyd.nl

77/88

With a copy to:

Address:	Gleiss Lutz Rechtsanwälte
Dr. Hoimar von Ditfurth
Taunusanlage 11
D-60329 Frankfurt am Main
Fax:	+49 69 955 14 198

b) Purchaser:

Address:	Blitz 14-164 GmbH
c/o Athene Holding Ltd.
Attention: Chief Legal Officer
Chesney House, 96 Pitts Bay Road
Pembroke HM 08, Bermuda
Fax:	+ 1 441 279 8401

With a copy to:

Address:	Linklaters LLP, Mr Wolfgang Krauel, Prinzregentenplatz
10, 81675 München
Fax:	+49 89 418 08 100

c) Guarantor:

Address:	Athene Holding Ltd.
Attention: Chief Legal Officer
Chesney House, 96 Pitts Bay Road
Pembroke HM 08, Bermuda
Fax:	+1 441 279 8401

With a copy to:

Address:	Linklaters LLP, Mr Wolfgang Krauel, Prinzregentenplatz
10, 81675 München
Fax:	+49 89 418 08 100

d)	Guarantor herewith appoints as its agent for service of process (Zustellungsbevollmächtigter) (the “Guarantor Service Agent”) Linklaters Germany for all legal Proceedings involving Guarantor arising out of or in connection with this Agreement. Guarantor shall only be entitled to terminate the appointment of the Guarantor Service Agent upon appointment of another Guarantor Service Agent who is a lawyer (Rechtsanwalt) admitted and domiciled in Germany and upon notification of such appointment to Vendor. Without undue delay upon the appointment of any new Guarantor Service Agent, Guarantor shall issue a written power of attorney (Vollmachtsurkunde) to the Vendor.

78/88

19.1.2	All other notices, requests, consents and other communication under or in connection with this Agreement shall be made in writing (as defined in Clause 21.3e)), in each case in the English or German language and be sent to the persons and at the addresses set out in Clause 19 .1.1 or by e-mail to the e-mail addresses nita_kiliaan@deltalloyd.nl, liesbeth_galesloot@deltalloyd.nl and rene_ smit@deltalloyd.nl in case of the Vendor and to the e-mail addresses scernich@athene.com and legal@athene.com in case of the Purchaser and the Guarantor. Any e-mail communication relating to consents of Purchaser according to Clause 9.3a) shall include a reference to the provisions in Clause 9.3a) as well as be (also) directed for the Vendor to Peter Paul Boon (peter_paul_boon@deltalloyd.nl) and for the Purchaser (also) to Stephen Cernich (scernich@athene.com), with a copy to “legal@athene.com” and only Stephen Cernich shall be deemed authorized to grant Purchaser’s consents under Clause 9.3a). Clause 19 .1.1 on the replacement of the persons and addresses shall apply according to the persons and addresses named in this Clause 19 .1.2.

20.	Costs and Expenses

20.1	General

Regardless of whether the transactions contemplated by this Agreement are completed or not, each Party shall bear its own costs and expenses in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated herein unless otherwise expressly set forth in this Agreement.

20.2	Other Fees and Public Charges

Except to the extent otherwise provided for in Clause 14.6.2, any taxes, stamp duties, fees (including real property transfer tax, notarial fees and merger and BaFin-fees), registration duties or other charges in connection with any regulatory requirements and other similar charges and costs payable in connection with the execution of this Agreement and the performance of the transactions contemplated herein shall be borne by Purchaser.

21.	Miscellaneous

21.1	Schedules

Schedule 21.1 sets forth a list of the schedules attached to this Agreement (the “Schedules”). All Schedules constitute an integral part of the Agreement. In case of a conflict between any Schedule and the provisions of this Agreement, the relevant provisions of this Agreement will prevail.

79/88

21.2	Amendments

Unless otherwise expressly set forth in this Agreement, any provision of this Agreement (including this Clause 21.2 (Amendments)) may be amended or waived only if such amendment or waiver is effected (i) by written instrument executed by all Parties and explicitly refers to this Agreement or (ii) by notarised deed, if required by law. This Clause can only be amended in written form.

21.3	Interpretation

a)	This Agreement is made in the English language, except for certain Schedules. The English language version of this Agreement shall prevail over any translation of this Agreement save for the German terms included herein, which shall be authoritative for the purposes of interpretation of the respective English term used and prevail over any translation of this Agreement. Unless otherwise indicated, the definition of a term in the singular shall include the definition of such term in the plural and vice versa.

b)	Any reference to this Agreement includes this Agreement and the Schedules as a whole.

c)	The headings of the sections and subsections in this Agreement and the statements in the Preamble ( other than Definitions or unless elsewhere explicitly referred to) are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

d)	Words such as “hereof’, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement.

e)	Words such as “written” or “in writing” shall have the meaning as set forth in section 126b BGB (Textform) unless otherwise provided for in this Agreement.

f)	Any reference to “applicable law” or “applicable laws” contained in this Agreement shall include any statute, code, regulation, directive, ordinance, binding guideline or other legally binding general rule or decree (anwendbares Recht), applicable in any jurisdiction and relating to any matter whatsoever.

g)	For the purpose of this Agreement,

(i) the term “Affiliate” shall have the meaning assigned to it in section 15 of the German Stock Corporation Act (verbundenes Unternehmen);

80/88

(ii) the term “Vendor Group” shall mean the Vendor and its Affiliates, except for the Company and the Company’s direct and indirect subsidiaries within the meaning of sections 271,290 HGB (Tochterunternehmen);

(iii) the term “Third Party” shall mean any person other than companies of the Target Group or the Vendor Group and other than the Guarantor and any Affiliates of Guarantor;

(iv) the term “Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Frankfurt am Main, Germany, Bermuda and the United States of America.

21.4	Copies

This Agreement may be executed in any number of counterparts. Exchange of counterparts duly executed by the respective party shall suffice and such exchange shall both allow a direct exchange between the Parties or an exchange between their respective legal advisors. Each executed copy shall be an original of one and the same agreement.

21.5	Remedies and Waivers

No failure to exercise or delay in exercising any right or remedy under this Agreement by any Party shall constitute a waiver. Any single or partial exercise of any right or remedy under this Agreement by any Party shall not prevent any further or other exercise thereof.

21.6	Third Party Rights

If not expressly provided otherwise in the Agreement by explicit statement that a provision shall be “for the benefit of a third party (Vertrag zugunsten Dritter)”, no provision contained in this Agreement shall be regarded as a contract for the benefit of a third party (Vertrag zugunsten Dritter). Wherever under this Agreement any party other than Purchaser or the Vendor is to be indemnified by the Vendor or the Purchaser, such other party, in particular the companies of the Target Group, shall not be entitled to bring any claims for Vendor’s Breaches against the Vendor (kein echter Vertrag zugunsten Dritter).

21.7	Set-Off and Retention

No Party is entitled to exercise any right to set-off or retention unless otherwise expressly set forth in this Agreement.

21.8	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Germany and excluding any conflict-of-law rules.

81/88

21.9	Jurisdiction

All legal disputes arising out of or in connection with this Agreement including disputes about its validity shall be finally settled by an arbitration tribunal consisting of three arbitrators pursuant to the arbitration rules of the German Institution of Arbitration e.V. (Deutsche Institution für Schiedsgerichtsbarkeit, DIS) as applicable from time to time without recourse to the ordinary course of law. The language of arbitration shall be English. The place of arbitration shall be Frankfurt am Main.

21.10	Partial Invalidity

Should any individual provision of this Agreement be or become wholly or partially invalid, or should there prove to be an omission herein, this shall not affect the validity of the remaining provisions. In the place of the invalid provision or in order to fill the gap, the Parties to this Agreement undertake to agree on an appropriate provision that, to the extent legally permissible, comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement had they considered the matter at the outset.

82/88

SIGNATURES

Delta LLOYD N.V.:

Date:	14/1/2015	Date:	14/1/2015

	/s/ Ingrid de Graaf – de Swart		/s/ Nita Kiliaan
Name:	Ingrid de Graaf – de Swart	Name:	Nita Kiliaan

Position:	Managing Director (lid raad van bestuur)	Position:	Procuration Officer

Blitz 14-164 GmbH:

Date:

/s/ Mark Suter
Name:	Mark Suter

Position:	Managing Director (Geschäftsführer)

Athene Holding Ltd. (Bermuda)

Date:

/s/ Tab Shanafelt
Name:	Tab Shanafelt

Position:	Chief Legal Officer

83/88

SCHEDULE 1 DEFINITIONS

This schedule sets forth a list of the capitalized terms used in this Agreement, indicating the clauses where such terms are defined. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

List of Definitions:

Definition	Clause
Advisory Service Agreement	Clause 15.3.1
Affiliate	Clause 21.3 g) (i)
Agreement	Clause 2.1.1
AktG	Clause 4.1.2 b)
Anti-Corruption Laws	Clause 15.2f)
Asset Management License	Clause 10.16 a)
BaFin	Clause 7.2
BGB	Clause 4.1.2 b)
Bank Distribution Contracts	Clause 10.12.1 d)
Bid Quotation	Clause 9.4.3 (ii)
Bondholders	Clause 9.4.1
Bonds	Clause 9.4.1
Borrowings	Clause 10.11.1
Brokerage Contracts	Clause 10.12.1 b)
Business Day	Clause 21.3 g) (iv)
Cancellation Date	Clause 8
Closing	Clause 4.1.1
Closing Actions	Clause 4.1.2
Closing Conditions	Clause 4.1.1
Closing Date	Clause 4.1.1
Closing Memorandum	Clause 4.3.1
Company	Preamble (A)
Competing Business	Clause 16.1.1
CSSF	Clause 10.4.1 a)
De Minimis Amount	Clause 12.3.1 b)
DLA	Preamble (B) a)aa)(4)
DLAM NV	Clause 15.3.1
DLL	Preamble (B) (1)
DLL/HLV Merger Process	Clause 9.2 b)
DLP	Preamble (B) a)aa)(3)
DLREF Management	Preamble (B) a)aa)(5)
Effective Date	Clause 14.1
Environment	Clause 10.7.4
Facility Agreement	Clause 9.4.1 (i)
Financial Statements	Clause 10.6.1 a)
Fundamental Representations	Clause 10g)
Fundamental Liability and Covenant Cap	Clause 12.3.3
General Liability Cap	Clause 12.3.2
Guarantor	Recital (3)
Guaranteed Intercompany Agreements	Clause 15.3.2
Guarantor Service Agent	Clause 19.1.1d)

84/88

HGB	Clause 10.6.1 a)
HLV	Preamble (B) a)aa)(2)
iArena Notes	Clause 9.6.1
IMA Team	Clause 15.2b)
IMA Transitional Plan	Clause 15.2e)
Indernnifiable Tax	Clause 14.1
Individual De Minimis Amount	Clause 12.3.1 a)
Information Technology Systems	Clause 10.8.1
InsO	Clause 10.2.4
Insurance Licenses	Clause 10.15.2
Insurance Policies	Clause 10.19
Intercompany Agreements	Clause 10.14
Interim Financial Statements	Clause 10.6.1 f)
Investment Assets	Clause 10.12.4 b)
Investment Management Agreement	Clause 9.2a)
IP License Agreement	Clause 10.10.3 a)
IP Rights	Clause 10.10.2 b)
Key Employees	Clause 10.13.1 a)
Leakage	Clause 6.2.1
Lease Agreements	Clause 10.7.2 a)
Leased Real Properties	Clause 10.7.2 a)
Liability Caps	Clause 12.3.3
Licensed IP Rights	Clause 10.10.3 a)
Loan Agreements	Clause 10.11.2
Losses	Clause 11.1 b)
Material IT License Agreements	Clause 10.8.3 a)
Material Contracts	Clause 10.12.1 g) (1)
Notice of Vendor’s Breach	Clause 11.2 a)
Option Agreement	Clause 9.4.1 (ii)
Original Purchase Price	Clause 9.6.1
Other IT License Agreement	Clause 10.8.3 a)
Owned IP Rights	Clause 10.10.2 a)
Owned Real Properties	Clause 10.7.1 a)
Parties	Preamble (H)
Party	Preamble (H)
Patriot Act	Clause 15.2f)
Permitted Leakage	Clause 6.2.2
Preparation Team	Clause 15.2b)
Price Notification	Clause 9.4.3 (ii)
Privacy Laws	Clause 10.9c)
Proprietary Developments	Clause 10.8.2 d)
Purchase Price	Clause 5.1
Purchaser	Recital (2)
Purchaser’s Representations	Clause 13.1
RechVersV	Clause 10.6.1 a)
Registered IP Rights	Clause 10.10.2 b)
Regulatory Requirements	Clause 9.5c)
Regulatory Third Party Claim	Clause 11.3.4a)
Reinvestment Assets	Clause 9.4.2b)
Relevant Tax Matter	Clause 14.1

85/88

Resigning Supervisory Board Members	Clause 15.5.2 a)
RETT	Clause 14.6.2
RETT Notification	Clause 14.6.2c)
RoP	Clause 9.3a)
Sanctions Laws	Clause 15.2f)
Schedules	Clause 21.1
Shares	Preamble (A)
Share Certificate	Preamble (A)
Standard Software	Clause 10.8.1
Subsidiaries	Preamble (B)
S-II Team	Clause 15.2b)
Target Companies	Preamble (B)
Target Company	Preamble (B)
Target Group	Preamble (B)
Target Group Restricted Employee	Clause 16.2.1 b)
Tax or Taxes	Clause 14.1
Tax Benefits	Clause 14.2.1 c)
Tax Indemnification Claim	Clause 14.2.1
Tax Refund	Clause 14.1
Tax Proceeding Representation	Clause 14.5.3
Tax Return	Clause 14.1
Taxing Authority	Clause 14.1
Team	Clause 15.2b)
Textform	As defined in section 126b BGB
Third Party	Clause 21.3 g) (iii)
Third Party Claim	Clause 11.3.1
Tied Agency Contracts	Clause 10.12.1 c)
Title Liability Cap	Clause 12.3.3
To the Vendor’s Best Knowledge	Clause 10 c)
UmwG	Clause 9.1.1a)(3)
US-GAAP Team	Clause 15.2b)
VAG	Clause 7.2
VAT	Clause 14.1
VDR	Clause 12.1 i)
Vendor	Recitals (1)
Vendor Group	Clause 21.3 g) (ii)
Vendor Group Designations	Clause 15.4.2 a)
Vendor Group Restricted Employee	Clause 16.2.2 b)
Vendor’s Indemnifications	Clause 10.23
Vendor Loan Agreement I	Preamble (D)
Vendor Loan Agreement II	Preamble (D)
Vendor Loan Agreements	Preamble (D)
Vendor’s Bank Account	Clause 5.2.2
Vendor’s Breach	Clause 11
Vendor’s Representations	Clause 10

86/88

SCHEDULE 21.1 LIST OF SCHEDULES

Schedule B (5)	Shareholders Agreement between Company, Vendor and DLA

Schedule 1	Definitions

Schedule 3.1 I 3.2	Consent of the Company regarding (i) transfer of shares in DLD and (ii) assignment of Vendor Loan Agreements

Schedule 4.1.2. c)	Transfer Agreement

Schedule 4.3.1	Closing Memorandum

Schedule 6.2.2 c)	Permitted Leakage

Schedule 7.3.2 b)	Investment Policy

Schedule 9.2 a)	Investment Management Agreement

Schedule 9.3	Rules of Procedure

Schedule 9.4.1 a)	Bonds

Schedule 9.4.1 b)	Facility Agreement

Schedule 9.4.1 c)	Option Agreement

Schedule 10.2.2 b) (2)	Capital Contributions by Vendor Group

Schedule 10.2.3 a)	Corporate Documents

Schedule 10.2.3 c)	Outstanding Corporate Filings

Schedule 10.4.4	Impaired Real Estate

Schedule 10.6.1 d)	Cash Flow Report

Schedule 10.6.1 e)	Impaired Assets

Schedule 10.6.1 f)	Interim Financial Statements

Schedule 10.7.1 a)	Owned real properties

Schedule 10.7.1 b)	No disposal of real property

Schedule 10.7.1 c)	Buildings in construction / no buildings

Schedule 10.7.2 a)	Lease agreements

Schedule 10.7.2 b)	Terminated Lease Agreements

Schedule 10.7.4	Environmental Contamination

Schedule 10.8.1	Information Technology Systems

Schedule 10.8.2 a)	Rights in Information Technology Systems / Change of Control in Material and Other Information Technology Systems

Schedule 10.8.2 b)	COR Limitations

Schedule 10.8.4	IT Breakdowns

Schedule 10.9 a)	Data protection and privacy

Schedule 10.10.1	IP Rights owned by or licensed to Vendor Group

87/88

Schedule 10.10.2 a)	Owned IP Rights

Schedule 10.10.3	Licensed IP Rights

Schedule 10.11.1	Borrowings

Schedule 10.11.2	Loans

Schedule 10.12.1 a)(3)	Reasons claimed by policyholders

Schedule 10.12.1 f)	Compensation claims on terminated distribution agreements

Schedule 10.12.1 g)(l)(g)	IT Agreements

Schedule 10.12.1 g)(2)	Material Contracts

Schedule 10.12.4 b)	Investment Assets

Schedule 10.12.4 c)	Outstanding Investment Obligations

Schedule 10.12.5	Asset Management and Service Agreements

Schedule 10.13.1 a)	Key Employees

Schedule 10.13.2 a)	Collective Bargaining

Schedule 10.13.2 c)	Social Compensation Plans

Schedule 10.13.3	Pensions

Schedule 10.13.4	Employment Litigation and Disputes

Schedule 10.14	Intercompany Agreements

Schedule 10.15.2	Insurance license DLP

Schedule 10.15.5	Fines and Penalties

Schedule 10.15.6	Capital support or capital commitment offered to BaFin

Schedule 10.15.7	Exemptions regulatory Compliance

Schedule 10.15.8	Solvency II

Schedule 10.17	Tax

Schedule 10.18.2 a)	Legal Proceedings

Schedule 10.19	Insurance Policies

Schedule 10.21 a)	Finder’s Fee

Schedule 10.22	Ordinary Course of Business

Schedule 12.1g) Part A/ Part B	Management Meetings and Expert Sessions

Schedule 12.1 i)	E-mails with additional information not included in the VDR

Schedule 15.2 b)	Initial structure of Preparation Team

Schedule 15.3.2 a)	Services Agreement between DLL and DLS

Schedule 15.3.2 b)	Agreement between the Vendor and DLL regarding legal proceedings in connection with loans granted by DLL to Janssen & Helbing GmbH

Schedule 15.4.1	Trademark Sale and Transfer Agreement

Schedule 15.5.2 a)	Resignation Letters

Schedule 15.5.2 b) (ii)	Outstanding Claims Supervisory Board Members

Schedule 21.1	Schedules

88/88